As filed with the Securities and Exchange Commission on June 14, 2000

                                                          File No. 70-9619


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                --------------------------------------------
                              AMENDMENT NO. 2
                                     TO
                    FORM U-1 APPLICATION OR DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                --------------------------------------------


     Sierra Pacific Resources              Portland General Electric Company
         6100 Neil Road                          121 SW Salmon Street
       Reno, Nevada 89511                       Portland, Oregon 97204

            (Name of company or companies filing this statement
                and address of principal executive offices)
                --------------------------------------------

         Michael R. Niggli                        Peggy Y. Fowler
         Chairman and Chief              President and Chief Operating Officer
         Executive Officer                 Portland General Electric Company
      Sierra Pacific Resources                  121 SW Salmon Street
           6100 Neil Road                      Portland, Oregon 97204
         Reno, Nevada 89511                        (503) 464-8000
           (702) 834-3600

                 (Name and addresses of agents for service)
                --------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Clifford M. (Mike) Naeve, Esq.              Joanne C. Rutkowski, Esq.
Mary Margaret Farren, Esq.                  LeBoeuf, Lamb, Greene
W. Mason Emnett, Esq.                         & MacRae, L.L.P.
Paul B. Silverman, Esq.                     1875 Connecticut Avenue, N.W.
William C. Weeden                           Washington, D.C. 20009
Skadden, Arps, Slate,
  Meagher & Flom LLP                        Adam Wenner, Esq.
1440 New York Avenue, N.W.                  Vinson & Elkins L.L.P.
Washington, D.C.  20005                     1455 Pennsylvania Avenue, NW
                                            Washington, DC 20004

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                             Table of Contents


                                                                                Page


Item 1. Description of Proposed Transaction.......................................4
        A.     Description of the Parties to the Transaction......................4
               1.     Sierra Pacific and its subsidiaries.........................4
                      a.     SPPC.................................................5
                      b.     Nevada Power.........................................6
                      c.     Non-Utility Subsidiaries.............................8
               2.     PGE and PGH II and their subsidiaries......................11
                      a.     PGE.................................................11
                      b.     PGH II..............................................13
        B.     Description of the Transaction....................................14
               1.     Reasons for the Transaction................................14
               2.     Stock Purchase Agreement...................................17
               3.     Background and Negotiations Leading to the
                      Transaction................................................18
        C.     Sierra Pacific Management Following the Transaction...............21

Item 2. Fees, Commissions and Expenses...........................................21

Item 3. Applicable Statutory Provisions..........................................21
        A.     Acquisition of PGE and PGH II and Retention of Certain
               Businesses........................................................22
               1.     Section 10(b)..............................................23
                      a.     Section 10(b)(1):  "Interlocking Relations" or
                             "Concentration of Control"..........................24
                      b.     Section 10(b)(2): Reasonableness of Consideration
                             and Fees............................................26
                      c.     Section 10(b)(3):  Capital Structure and the
                             Public Interest.....................................29
               2.     Section 10(c)..............................................30
                      a.     Section 10(c)(1): Lawfulness under Section 8 and
                             Detriment to Carrying Out Section 11................30
                             i.     The Transaction is lawful under Section 8....30
                             ii.    The Transaction will not be detrimental
                                    to carrying out the provisions of
                                    Section 11...................................31

                                    (a)     Section 11(b)(1) - Single Integrated
                                            Public Utility System................31
                                            (i)    Physical Interconnection......37
                                            (ii)   Coordination..................47
                                            (iii)  Single Area or Region.........50
                                            (iv)   Localized Management,
                                                   Efficient Operation, and
                                                   Effective Regulation..........52
                                            Retention and Acquisition of
                                                   Non-Utility Businesses........53
                                            Retention of the SPPC Gas System.....55
                                    (b)     Section 11(b)(2) - Structure and
                                            Voting Power.........................57
                      b.     Section 10(c)(2)....................................58
               3.     Section 10(f)..............................................60
        B.     Financing of the Acquisition......................................60
               1.     Overview of the Financing Request..........................61
               2.     Parameters for Financing Authorization.....................65
               3.     Description of Specific Types of Financing.................66
                      a.     Short-Term Debt.....................................66
                      b.     Long-Term Debt......................................67
                             (i)    Terms of Sierra Pacific Indenture............68
                             (ii)   Terms of Borrowings from Banks
                                    and Other Financial Institutions.............70
                             (iii)  Terms of Money Market Notes and
                                    Similar Instruments..........................70
                      c.     Other Securities....................................70
                      d.     Interest Rate Risk Management Devices...............71
               4.     Amortization of Goodwill...................................71
               5.     Filing of Certificates of Notification.....................72

Item 4. Regulatory Approval......................................................72
        A.     Antitrust Considerations..........................................73
        B.     Atomic Energy Act.................................................73
        C.     Federal Power Act.................................................73
        D.     Nevada PUC........................................................74
        E.     Oregon PUC........................................................74

Item 5. Procedure................................................................74

Item 6. Exhibits and Financial Statements........................................75
        a.     Exhibits..........................................................75
        b.     Financial statements..............................................77

Item 7. Information as to Environmental Effects..................................80





Sierra Pacific Resources and Portland General Electric Company hereby amend and restate their Application/Declaration on Form U-1 in File No. 70-9619 as follows:

               Introduction and Request for Commission Action

               Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), this Application requests that the Securities and Exchange Commission (the "SEC" or "Commission") approve the acquisition by Sierra Pacific Resources ("Sierra Pacific"), which is an exempt intrastate holding company under the Act, of Portland General Electric Company ("PGE") and PGH II, Inc. ("PGH II") (the "Transaction"). PGE is a wholly-owned public utility subsidiary company of Enron Corp. ("Enron"), an exempt holding company pursuant to Section 3(a)(1) of the Act under Rule 2 thereof. PGH II, an indirect subsidiary of Enron and an affiliate of PGE, owns several energy-related companies. Pursuant to the Transaction, Sierra Pacific will acquire from Enron all of the issued and outstanding common stock of PGE and PGH II, which thereby will become wholly-owned subsidiaries of Sierra Pacific. Following the consummation of the Transaction, Sierra Pacific will register with the Commission as a holding company pursuant to Section 5 of the Act.

               PGE is an electric utility company under the Act. Sierra Pacific owns all of the common stock of Sierra Pacific Power Company ("SPPC"), an electric and gas company under the Act, and all of the common stock of Nevada Power Company ("Nevada Power"), an electric utility company under the Act. The Transaction will not impact the structure of either SPPC or Nevada Power. SPPC and Nevada Power will continue to be wholly-owned subsidiaries of Sierra Pacific and will become sister companies to PGE and PGH II.

               The Transaction is not subject to shareholder approval of PGE, PGH II, Enron or Sierra Pacific. Thus, Sierra Pacific and PGE (collectively, the "Applicants") are not required to file Form S-4 with the Commission regarding the Transaction. The Transaction will be governed by the terms of a Stock Purchase Agreement dated as of November 5, 1999 (the "Stock Purchase Agreement"), by and among Sierra Pacific and Enron. Pursuant to the Stock Purchase Agreement, Sierra Pacific will acquire from Enron all of the issued and outstanding common stock of PGE and PGH II for a consideration of $2.1 billion. As a result of this acquisition, PGE and PGH II will become wholly-owned subsidiaries of Sierra Pacific.

               The acquisition of PGE substantially increases and diversifies the combined company's asset base, resulting in increased efficiency in the delivery of services. Pursuant to state mandate, Sierra Pacific currently is divesting all of its generation plants. Thus, the combination of PGE's assets with Sierra Pacific's distribution and transmission assets will result in a broader and more diverse asset base. The creation of a service company to perform various common and shared functions among the three operating companies also will help Sierra Pacific to achieve substantial efficiencies through the combining of functions, economies of scale, and the sharing of non-generation assets and facilities. The Applicants anticipate the nominal dollar value of synergies from the Transaction to be in excess of $40 million per year over a 10-year period.

               The Transaction is designed to create a merged company that will be able to participate more effectively in the increasingly competitive energy marketplace. By combining with PGE, Sierra Pacific will almost double its current customer base. In addition, PGE is experiencing higher than national average annual population growth of approximately 3% and, through PGE, Sierra Pacific and its shareholders will be able to participate in this rapid growth. Moreover, while Sierra Pacific's current customer base is predominantly gaming and mining, PGE's service territory, which contains approximately 44% of Oregon's population and 60% of Oregon's economic base, is very diverse. This diversity in the combined company's customer base will enable Sierra Pacific to generate and sustain substantially increased cash flows from more diverse sources for further reinvestment or growth.

               The Transaction is conditioned, among other things, upon approval by the SEC, the Oregon Public Utility Commission ("Oregon PUC"), the Federal Energy Regulatory Commission ("FERC"), and the Nuclear Regulatory Commission ("NRC"), and on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 (as amended) (the "HSR Act").(1)

-----------
(1) On March 16, 2000, the Public Utilities Commission of Nevada ("Nevada PUC") issued a Declaratory Order, attached as Exhibit D-2, concluding that the Nevada PUC does not have jurisdiction to review the Transaction. However, as described more fully in the concurrent Application/Declaration requesting approval to form Sierra Pacific Resources Services Company ("Sierra Pacific Services") (File 70-9621), the Nevada PUC has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the Transaction. The Services Agreement proposed in the concurrent Application/Declaration will supplant the earlier proposed agreement in the Nevada PUC docket.



               The Applicants request expedited treatment of this application so that, upon receipt of other regulatory approvals, Sierra Pacific and Enron will be in a position to consummate the Transaction promptly. Based on the anticipated receipt of these other regulatory approvals, the Applicants request that the Commission issue an order authorizing the Transaction by September 1, 2000. Unless otherwise indicated, all financial information set forth herein is for the fiscal year ended December 31, 1999.

ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTION.

A.      DESCRIPTION OF THE PARTIES TO THE TRANSACTION.

        1.     SIERRA PACIFIC AND ITS SUBSIDIARIES.

               Sierra Pacific is a public utility holding company incorporated in the State of Nevada and currently is exempt from regulation by the Commission (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act by order of the Commission. Sierra Pacific Resources, Holding Co. Act Release No. 27054 (July 26, 1999) [hereinafter Sierra Pacific]. Nevada Power and SPPC, described below, are wholly-owned operating subsidiaries of Sierra Pacific. Sierra Pacific is headquartered in Reno, Nevada.

               The common stock of Sierra Pacific, par value $1 per share ("Sierra Pacific Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), under the symbol SRP. As of the close of business on December 31, 1999, there were 78,428,480 shares of Sierra Pacific Common Stock issued and outstanding.

               For the year ended December 31, 1999, Sierra Pacific's operating revenues on a consolidated basis were approximately $1.3 billion, of which $9.1 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at December 31, 1999, were approximately $5.2 billion, of which approximately $3.8 billion consisted of net utility plant and equipment. At December 31, 1999, Sierra Pacific's consolidated net income was $51.7 million.

               Sierra Pacific's principal executive office is located at 6100 Neil Road, Reno, Nevada 89511. At December 31, 1999, Sierra Pacific and its subsidiaries employed 3,250 employees, of which 1,430 were employed by SPPC and 1,677 by Nevada Power.

               More detailed information concerning Sierra Pacific and its subsidiaries is contained in Sierra Pacific's and SPPC's Annual Reports on Form 10-K for the year ended December 31, 1999, which are incorporated herein by reference as Exhibits G-1 and G-3, respectively.

               A.     SPPC

               SPPC is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 302,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of northwestern Nevada, SPPC distributes natural gas at retail to approximately 110,000 customers and provides water service to about 71,000 customers.

               For the year ended December 31, 1999, SPPC's utility operating revenues on a consolidated basis were approximately $764 million, resulting in a net income of approximately $66 million. SPPC had total assets for 1999 of $2,096,476,000. During 1999, 83.9% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 5.1% from retail sales of electricity in California and 9.9% from wholesale sales of electricity and gas. SPPC's 1999 electric and gas operating revenues, which totaled $709 million, were comprised of its electric business ($609 million, or 86%) and its natural gas business ($100 million, or 14%). Of these 1999 electric and gas operating revenues, $644 million, or 91% were from sales in Nevada and $65 million, or 9% were from sales in California. In addition SPPC's water business operating revenues were $54.3 million. As of December 31, 1999, SPPC's net utility plant in service was $1.6 billion. A map of SPPC's electric/gas service area is attached as Exhibit E-1.

               During 1999, the peak electric demand experienced by SPPC was 1470 megawatts ("MW"). SPPC served this demand, plus a reserve margin, with a combination of the following: (i) 1,045 MW of power generated by plants owned by SPPC, (ii) 564 MW of power purchased pursuant to long-term contracts, and (iii) additional firm and short-term power purchases. SPPC's fuel requirements for electric generation were provided by natural gas/oil (61.5%), coal (37.7%) and hydro (0.8%).

               As of December 31, 1999, SPPC's electric transmission facilities consisted of approximately 4,000 overhead pole line miles and 81 substations. Its electric distribution facilities consisted of approximately 9,000 overhead pole line miles, 4,500 underground cable miles and 178 substations.

               SPPC's natural gas business consists of providing local distribution service in the Reno/Sparks area that accounted for $100.2 million in 1999 operating revenues, or 14% of total SPPC operating revenues. SPPC has contracted for firm winter-only and annual natural gas supplies with Canadian and domestic suppliers to meet the firm gas requirements of its local distribution and electric operations. The contracts total 157,000 decatherms per day through March 1999; 93,000 decatherms per day through April 1999; 78,000 decatherms per day for May through October 1999; and 65,000 decatherms per day for the remainder of 1999. SPPC's firm natural gas supply is supplemented with natural gas storage services and supplies from a Northwest Pipeline Company facility located at Jackson Prairie in southern Washington and a liquid natural gas storage facility. For 1999, SPPC's total local gas distribution supply requirements were 13.4 million decatherms and its electric generating fuel requirements were 31.6 million decatherms. As of December 31, 1999, SPPC owned and operated 1,439 miles of three-inch equivalent natural gas distribution lines.

               SPPC also serves approximately 71,000 water customers in the Reno and Sparks areas of Nevada. SPPC's water system is closely associated with its natural gas system, with the service areas of each system largely overlapping. The two systems have been operated on an integrated basis within a single division of SPPC since the late 1800s. At December 31, 1999, SPPC owned approximately $280 million in water assets, with total water production of 24.97 billion gallons. SPPC experienced during 1999 a peak day send-out of water of 133.1 million gallons.

               SPPC is subject to regulation by the Nevada PUC and the California Public Utilities Commission ("California PUC") with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, accounting and other matters. The Nevada PUC also has jurisdiction with respect to SPPC's gas and water business. In addition, SPPC is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. SPPC also is subject to applicable federal and state environmental regulations.

               B.     NEVADA POWER

               Sierra Pacific and Nevada Power merged on July 28, 1999, which merger was approved by the Commission under Section 9(a)(2) on July 26, 1999. Sierra Pacific, supra. As a result of that transaction, Nevada Power became an operating subsidiary of Sierra Pacific, as was SPPC. Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service to approximately 566,700 customers in Clark County, Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Both Clark County and Nye County are located in southern Nevada. Nevada Power also sells electric power at wholesale. A map of Nevada Power's service area is attached hereto as Exhibit E-2.

               Nevada Power owns plants with generating capacity totaling 1,939 MW. Nevada Power purchases an additional 2,335 MW of generating capacity, including (i) 235 MW of Hoover Dam power purchased pursuant to a contract with the State of Nevada, (ii) 210 MW of power purchased pursuant to a contract with Nevada Sun-Peak Limited Partnership, an independent power producer, and (iii) 305 MW of power purchased pursuant to contracts with four qualifying facilities. During 1999, the peak demand experienced by Nevada Power was 3,993 MW. Nevada Power served this demand, plus a reserve margin, with a combination of its owned and purchased generating capacity and additional firm and short-term power purchases. To obtain additional firm capacity and associated energy to meet peak needs, Nevada Power utilizes a competitive bidding process and spot market purchases. During 1999, 53% of the energy generated by Nevada Power's plants came from coal-fired stations and 47% from natural gas-fired stations.

               At December 31, 1999, Nevada Power owned approximately 1,753 miles of electric transmission facilities (a portion of that under shared ownership), 142 transmission and distribution substations, and a distribution system consisting of approximately 3,162 overhead pole line miles and 9,852 underground cable miles.

               Nevada Power is subject to regulation by the Nevada PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, and accounting and other matters. In addition, Nevada Power is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. Nevada Power is also subject to applicable federal and state environmental regulations.

               For the year ended December 31, 1999, Nevada Power's utility operating revenues on a consolidated basis were approximately $977 million, resulting in a net income of approximately $52 million. Consolidated assets of Nevada Power and its subsidiaries at December 31, 1999, were approximately $3.4 billion, of which approximately $2.4 billion consisted of net electric plant and equipment.

               Nevada Power's principal executive office is located at 6226 West Sahara Avenue, Las Vegas, Nevada, 89146. More detailed information concerning Nevada Power is contained in Nevada Power's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference as Exhibit G-5.

               C.     NON-UTILITY SUBSIDIARIES

               Sierra Pacific is engaged in various non-utility businesses through the following material subsidiaries:

1. Tuscarora Gas Pipeline Company: Tuscarora Gas Pipeline Company was formed as a wholly-owned subsidiary in 1993 for the purpose of entering into a partnership (the Tuscarora Gas Transmission Company, or "TGTC") with a subsidiary of TransCanada, a non-affiliated Canadian natural gas transportation company, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada and northeastern California. Sierra Pacific has an investment of approximately $13.3 million in this subsidiary. In 1995, TGTC completed construction and began service of its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. At Malin, Oregon, TGTC interconnects with Pacific Gas Transmission Company ("PGT"), a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border. The PGT system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As an interstate pipeline, TGTC provides only transportation service. During 1999, SPPC was the largest customer of TGTC, contributing 95% of TGTC's revenues of $19.3 million. Malin, Oregon began taking service from TGTC during the later part of 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC during the later part of 1997. In 1998, TGTC began serving two new customers, the United States Gypsum Company, located north of Empire, Nevada and HL Power Company located northwest of Wendel, California.

2. Sierra Energy Company d/b/a e.three: Sierra Energy Company d/b/a e-three ("e.three") is an unregulated, wholly-owned subsidiary that provides energy-related products and services in commercial and industrial markets both inside and outside SPPC's service territory. The products offered by e.three include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and on-going energy monitoring and verification services. e-three also recently entered into a 50% Nevada limited liability company, e-three Custom Energy Solutions LLC, with a subsidiary of Nevada Power for the purpose of selling and implementing energy-related performance contracts and similar services in southern Nevada.

3. Sierra Pacific Communications: Sierra Pacific Communications ("SPC") was created to examine and pursue telecommunications opportunities that leveraged existing skill sets of installing and deploying pipe and wire infrastructure. SPC presently has fiber optic assets deployed in the cities of Reno and Las Vegas. SPC filed an application with the Federal Communications Commission (the "FCC") on February 18, 2000, seeking an FCC determination of "Exempt Telecommunications Company" status under Section 34 of PUHCA. The FCC did not issue an order denying SPC's application within sixty days of the application filing date. Pursuant to 47 C.F.R. ss. 1.5004, in such event an application is deemed granted with no further action by the FCC.

4. Lands of Sierra, Inc.: Lands of Sierra, Inc. ("LOS") was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. In recent years, Sierra Pacific has focused on selling the LOS properties and the properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region.

5. Sierra Pacific Energy Company: Sierra Pacific Energy Company ("SPEC") was formed to market a package of technology and energy-related products and services in Nevada. For the year ended December 31, 1999, SPEC incurred net losses of $3.6 million.

               Absent the revenues and assets of Tuscarora, the Sierra Pacific non-utility subsidiaries constitute 7.82 percent of the consolidated assets, 0.66 percent of the consolidated revenues and (13.71) percent of the consolidated net income of Sierra Pacific.

               Sierra Pacific also has several immaterial subsidiaries, listed by category as follows:

1. Non-profit making subsidiaries created to assist other business activities.

        Commonsite Inc.: Commonsite Inc. is a Nevada corporation owning the real estate occupied by Reid Gardner 4, a coal fired plant owned jointly by Nevada Power and the California Department of Water Resources.

        NVP Capital I: NVP Capital I is a Delaware trust needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

        NVP Capital II: NVP Capital II is a Delaware trust needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

2.      Other Subsidiaries.

        Nevada Electric Investment Company: Nevada Electric Investment Company ("NEICO") is a Nevada corporation that, in the past, has conducted energy-related business activities. NEICO owns two corporations that once were involved in mining activities (Genwal Coal Co. and Castle Valley Resources, Inc.), and another corporation that has never conducted business (Alkan Mining Company). All three of these corporations are listed below. NEICO was inactive for a period of years, and in recent months, has obtained ownership interests in three new limited liability companies involved in various energy-related activities.

        Northwind Las Vegas, L.L.C.: NEICO owns 50% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 50%. Northwind Las Vegas, L.L.C. develops opportunities for district heating and cooling within Nevada.

        Northwind Aladdin, LLC: NEICO owns 25% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 75%. Northwind Aladdin, LLC will construct, own and operate district heating and cooling facilities at the Aladdin casino complex, currently under construction.

        e-three Custom Energy Solutions, LLC: NEICO owns 50% of this Nevada limited liability company, and e-three, a wholly owned subsidiary of Sierra Pacific, owns the other half. This limited liability subsidiary recently was formed to enter into performance contracts and similar energy-related services in southern Nevada.

3.      Inactive Subsidiaries.

        Sierra Water Development Company - A Nevada corporation formerly engaged in water exploration activities in northern Nevada.

        Sierra Gas Holdings Company - A Nevada corporation formerly engaged in gas and oil exploration.

        Great Basin Energy Company - A Nevada corporation, which has never done any business, but was formed to hold real property for a proposed power plant that was never constructed.

        Genwal Coal Co. - A Nevada corporation that is inactive but kept in good standing. Assets were sold on January 1, 1995.

        Castle Valley Resources Inc. - A Nevada corporation that is inactive but kept in good standing. Previously, it was the sales arm of Genwal Coal Co.

        Alkan Mining Company - A Nevada corporation owned entirely by NEICO that has never conducted business but has been kept in good standing.

        Nevada Power recently created several Nevada limited liability companies that have conducted no business activities but are in good standing. They are: Nevada Power Services, LLC; Nevada Power Choices, LLC; Nevada Power Solutions, LLC; Las Vegas Energy, LLC; Nevada Solutions, LLC; Power Choice, LLC; Nevada Power Energy Services, LLC; and Nevada Choices, LLC. It is anticipated one or more of these companies will engage in the future in competitive energy markets.

2.      PGE AND PGH II AND THEIR SUBSIDIARIES.

               A.     PGE

               PGE, a wholly-owned subsidiary of Enron, is a public utility company incorporated in the state of Oregon. PGE provides electric service to approximately 719,000 customers in northwestern Oregon. PGE also sells electric power at wholesale. A map of PGE's electric service area is attached as Exhibit E-3.

               PGE owns 1,998 MW of generating capability in hydroelectric (31%), coal-fired (32%), and gas-fired (37%) plants. During 1999, the peak electric demand experienced by PGE was 3,544 MW, which was served by a combination of PGE's owned generation capability and 1,085 MW of firm and short-term power purchases. PGE's electric generation was provided by hydroelectric (27%), natural gas (26%), and coal (47%).

               At December 31, 1999, PGE's electric transmission facilities consisted of approximately 1,426 overhead pole line miles wholly owned, approximately 566 overhead pole line miles jointly owned, and 49 substations. Its electric distribution facilities consisted of approximately 8,762 overhead pole line miles, 5,651 underground cable miles, and 120 substations.

               For the year ended December 31, 1999, PGE's utility operating revenues on a consolidated basis were approximately $1.4 billion, resulting in net income of approximately $128 million. Consolidated assets of PGE at December 31, 1999, were approximately $3.2 billion, of which approximately $1.9 billion consisted of net electric plant and equipment.

               PGE wholly-owns the following subsidiaries:

121 SW Salmon Street Corporation - An Oregon corporation leasing PGE's headquarters complex at the World Trade Center in Portland Oregon and subleasing the complex to PGE. World Trade Center Northwest Corporation, a wholly-owned subsidiary of 121 SW Salmon Street Corporation and also an Oregon corporation, manages the World Trade Center in Portland, Oregon, and promotes and provides services to international commerce.

Portland General Transport Corp. - An Oregon corporation formed to sell segmented gas pipeline capacity. Portland General Transport Corp. is currently inactive.

Salmon Springs Hospitality Group - An Oregon corporation providing operations and catering services to PGE and, to the extent available, to third parties in meeting facilities of the World Trade Center Building Two complex. The assets and revenues of Salmon Springs Hospitality Group are de minimis and, as such, the subsidiary is immaterial for purposes of the Act.

               PGE is subject to regulation by the Oregon PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, accounting and other matters. In addition, PGE is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. PGE also is subject to applicable federal and state environmental regulations.

               PGE's principal executive office is located at 121 SW Salmon Street, Portland, Oregon 97204. At December 31, 1999, PGE employed approximately 2,787 employees.

               More detailed information concerning PGE is contained in PGE's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference as Exhibit G-7.

               B.     PGH II

               PGH II, a wholly-owned indirect subsidiary of Enron and an affiliate of PGE, is engaged in developing several non-utility lines of business. PGH II holds a 99% ownership interest in the following limited liability companies:

Columbia-Pacific Distribution Services Company, LLC - An Oregon limited liability company, currently inactive, established to provide operation and maintenance services for utility distributions systems.

Enron Distribution Services Company, LLC - A Delaware limited liability company, currently inactive, established to hold investments in transmission and distribution services companies to be acquired.

Portland Energy Solutions Company, LLC - An Oregon limited liability company established to develop opportunities in district heating and cooling in downtown Portland, Oregon.

               PGH II also wholly-owns the following subsidiaries that currently generate no material revenue and hold de minimis assets:

Columbia-Willamette Development Company - An Oregon corporation, currently inactive, formerly engaged in real estate development in Oregon and Washington.

Enron MicroClimates, Inc. - An Oregon corporation organized to design, own, and operate heating, cooling, and network infrastructure.

Portland General Distribution Company - An Oregon corporation established to hold a 1% interest in Columbia-Pacific Distribution Services Company, LLC, Enron Distribution Services Company, LLC, and Portland Energy Solutions Company, LLC, each of which are described above.

Portland General Operations Company, Inc. ("PGO") - PGO, an Oregon corporation, provides consulting services to global markets regarding equipment and engineering design and maintenance, project management, and alternative financing solutions for electric and telecommunications facilities.

Tule Hub Services Company - An inactive Oregon corporation established to engage in the business opportunity of electric trading hub transaction information management.

               For the year ended December 31, 1999, PHG II's total assets were $1,560,000, its revenues were $54,000, and its net income was ($2,894,000). This represents 0.05 percent of PGE's consolidated assets,
0.00 percent of its consolidated revenue and (2.32) percent of its consolidated net income.

B.      DESCRIPTION OF THE TRANSACTION.

        1.     REASONS FOR THE TRANSACTION.

               For the past several years prior to their merger, Sierra Pacific and Nevada Power carefully monitored developments in the electric and natural gas industry and especially the growth of competition in the western region. Sierra was an active participant in the deregulation of the California electric utility industry and both Sierra Pacific and Nevada Power were active participants in deregulation proceedings in Nevada, which commenced with the passage of a deregulation and restructuring law by the Nevada legislature in 1997. Both companies adopted strategies focused on growing and improving their distribution and transmission businesses and providing a variety of energy-related services to small and medium sized customers. The merger of the two companies implemented their strategies by creating a very robust and rapidly growing distribution business with a much broader customer base. However, both companies appreciated the difficulties which small and medium-sized utilities would face in competing with larger utility and energy-service companies. Both companies engaged investment banks and other industry experts to explore strategic alternatives and possible business combinations to advance their strategic goals. After considering various possible combinations, the Boards of both companies voted to merge on April 29, 1998. After the merger was consummated on July 28, 1999, the combined company (Sierra Pacific) continued to monitor the markets and focus on its pre-merger strategy of growing its customer base, increasing its distribution and transmission businesses, and increasing its scale of operations so as to improve service and compete more effectively in rapidly deregulating utility markets. Sierra Pacific continued to explore opportunities in the western region to advance its corporate strategy.

               In the week of August 11, 1999, Sierra Pacific learned that Enron had engaged investment bankers to assist it in the sale of PGE and that these bankers were soliciting interest from potential buyers, including Sierra Pacific. Sierra Pacific's senior management then conducted an internal preliminary review to determine whether the acquisition of PGE would fit in with its corporate strategy of growing customer base, expanding its distribution and transmission businesses, and enhancing its competitive position in the region. Management concluded that an acquisition of PGE would advance its strategy and, after presentations to the Planning and Finance committee of the Board of Directors, engaged the investment banking firm of Salomon Smith Barney Inc. ("Salomon Smith Barney") and the law firm of Skadden Arps Slate Meagher & Flom ("Skadden") to assist it in the evaluation. After submitting first and second-round bids, Sierra Pacific was invited to negotiate a definitive stock purchase agreement with Enron consistent with general terms and conditions and pricing parameters previously approved and authorized by the Board of Directors in its final bid. The Board authorized management to negotiate a definitive agreement, which the Board formally adopted and approved on November 5, 1999.

               The Board believes that the acquisition of PGE will put the company in a position to become one of the major and most significant transmission and distribution companies in the western region, and that it will substantially enhance the company's competitive position by increasing its size, financial flexibility, and securing significant future growth opportunity and potential, all of which will benefit Sierra Pacific, its shareholders, and employees, including all the following:

        1.     Customer Growth, Expansion Potential, and Broader Customer Base

               The acquisition of PGE will bring to the combined company approximately 719,000 retail customers located in the Portland metropolitan area. The acquisition will increase Sierra Pacific's total retail customer base to approximately 1.8 million customers. Moreover, PGE is experiencing higher than national average annual population growth of approximately 3%. Through PGE, Sierra Pacific and its shareholders will be able to participate in this rapid growth. In addition, while Sierra Pacific's current customer base is predominantly gaming and mining, PGE's service territory, which contains approximately 44% of Oregon's population and 60% of Oregon's economic base, is very diverse. PGE's revenues are derived from residential, paper, technology, industrial, and wholesale businesses. While PGE's 20 largest customers represent approximately 22% of its total retail revenues, these revenues are derived from approximately 10 different industries. In addition, 41% of its retail sales are derived from residential customers and 39% from small commercial operations. Thus, the addition of PGE's customer base will result in significantly greater diversity in the combined company's customer base.

        2.     Financial Strength and Benefits

               The acquisition of PGE should substantially enhance and improve Sierra Pacific's position in the utility market place. Its service territories will now include three of the fastest growing regions in the western United States. After the acquisition of PGE, the combined company's revenues should increase to approximately $2.9 billion annually and its customer base will increase to approximately 1.8 million. As a result, the combined company should be able to generate and sustain substantially increased cash flows from more diverse sources for further reinvestment or growth. The combined company also should enjoy the benefits resulting from greater and more sustained financial stability through its substantially larger size. Finally, the acquisition of PGE permits Sierra Pacific to redeploy the proceeds of its generation sales in a time frame consistent with the realization of those proceeds and in the manner which is not only consistent with but also substantially advances the company's strategy.

        3.     Operation Efficiencies

               As a result of the acquisition of PGE and creation of a service company to perform various common and shared functions among the three operating companies, Sierra Pacific will be able to achieve substantial efficiencies through the combination of functions, economies of scale, and the sharing of assets and facilities. PGE's relative proximity to SPPC and Nevada Power should enhance the combined company's ability to capture and sustain these efficiencies. In addition, PGE's winter peaking load should help to balance the Las Vegas summer peaking load experienced by Sierra Pacific by smoothing out cash flows and enabling better risk management.

        2.     STOCK PURCHASE AGREEMENT.

               Pursuant to the Stock Purchase Agreement, attached hereto as Exhibit B-1, Sierra Pacific will acquire all of the issued and outstanding common stock of PGE and PGH II (the "Shares"), which will thereby become wholly-owned subsidiaries of Sierra Pacific. The proposed transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2000.

               Under the terms of the Stock Purchase Agreement, Enron will sell PGE and cause Portland General Holdings, Inc. to sell PGH II to Sierra Pacific for $2.1 billion in cash, reduced by the book value of Enron's obligations remaining as of the closing date, pursuant to the order of the Oregon Public Utilities Commission dated June 4, 1997 approving Enron's acquisition of PGE ("Enron's Merger Payment Obligation"). Sierra Pacific will assume Enron's Merger Payment Obligation as of the closing date.

               The proposed transaction is subject to certain customary closing conditions, including, without limitation, (i) the absence of any injunction, order, law or regulation preventing consummation of the sale of the Shares, (ii) receipt by Enron and Sierra Pacific of required statutory approvals, (iii) performance of obligations of Enron and Sierra Pacific pursuant to the Stock Purchase Agreement and (iv) the accuracy of Enron's and Sierra Pacific's representations and warranties. In addition, the obligation of Sierra Pacific to purchase the Shares is subject to the condition that since November 5, 1999, no material adverse effect on PGE shall have occurred.

               The Stock Purchase Agreement contains certain covenants of the parties pending the consummation of the Transaction. Generally, Enron must cause PGE, PGH II and their subsidiaries to carry on their respective businesses in the ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations and goodwill. The Stock Purchase Agreement also contains certain restrictions and limitations of PGE, PGH II and their subsidiaries with respect to, among other things, dividends on and repurchases of their capital stock, issuance of securities, amendment of charter documents, acquisitions, dispositions, indebtedness, capital expenditures, compensation and benefits, nuclear operations, contracts, the solicitation of employees and accounting matters. Subject to certain exceptions, cash dividends on PGE common stock between November 5, 1999, and the closing date are limited to the lesser of: (i) the aggregate amount of consolidated net income of PGE for the period from January 1, 1999, through the closing date; (ii) an aggregate amount of $129.1 million for 1999, $142.6 million for 2000, and $143.8 million for 2001 (regardless of when such dividends are actually declared and paid and prorated for the year in which the closing occurs); less, in the case of (i) and (ii), any dividends declared and paid by PGE to Enron between January 1, 1999, and November 5, 1999.
Article V of the Stock Purchase Agreement, attached hereto as Exhibit B-1, provides additional details regarding the conduct of business pending the closing.

               The Stock Purchase Agreement may be terminated under certain circumstances, including by mutual consent of the parties; by either party if (i) there is a permanent injunction order by any federal or state court of competent jurisdiction; (ii) the closing shall not have occurred on or before November 5, 2000 or May 5, 2001 if certain statutory approvals are not obtained; or (iii) any of the required statutory approvals have been denied by a final and nonappealable order, judgment or decree. Furthermore, the Stock Purchase Agreement may be terminated by Sierra Pacific if there is a breach or violation by Enron of any covenant, representation or warranty which resulted in a PGE Material Adverse Effect, as defined in the Stock Purchase Agreement, and such breach or violation is not cured by the earlier of the closing date or within 60 days of notice to Enron. The Stock Purchase Agreement may be terminated by Enron if there is a material breach or violation by Sierra Pacific of any covenant, representation or warranty and such breach or violation is not cured by the earlier of the closing date or within 60 days of notice to Sierra Pacific. If the Stock Purchase Agreement is terminated because of a party's breach or violation of its covenants or its representations and warranties, then the breaching party will pay the other party an amount in cash equal to all documented out-of-pocket expenses and fees incurred by the non-breaching party. This reimbursement of expenses will be in addition to any rights that the non-breaching party may have at common law or otherwise.

        3.     BACKGROUND AND NEGOTIATIONS LEADING TO THE TRANSACTION.

               During the week of August 11, 1999, Steve Oldham, Vice President, Corporate Development and Strategic Planning, learned from the investment banking firm of SG Barr Devlin, which had been engaged by Enron, that Enron was interested in selling all of its interest in PGE for cash in a transaction to be structured as a stock purchase. Mr. Oldham and his staff conducted a preliminary evaluation of a potential acquisition of PGE by Sierra Pacific and concluded that such an acquisition would complement and advance Sierra Pacific's strategic vision, and that the timing would be conducive to the redeployment of the proceeds of the sale of generation in a time frame reasonably concomitant with the sale of Sierra Pacific's generating plants. Mr. Oldham presented the opportunity to Mr. Niggli, CEO, of Sierra Pacific, and Malyn Malquist, President and COO of Sierra Pacific.

               Management then presented the opportunity to the Planning and Finance Committee of the Board of Directors of Sierra Pacific on August 18, 1999, at which time the Committee authorized management to retain the investment banking firm of Salomon Smith Barney to analyze the transaction. The Committee directed management to conduct further due diligence preparatory to submitting a non-binding first round "indication of interest" bid.

               Management, Salomon Smith Barney, and Sierra Pacific's outside attorneys, Skadden, then conducted various evaluations and analyses and presented their findings to the Planning and Finance Committee at a meeting on September 10, 1999, after which the Committee authorized management to submit a preliminary non-binding first round "indication of interest" bid.

               On September 13, 1999, Sierra Pacific submitted to Enron a non-binding "indication of interest" bid to purchase the stock of PGE.

               On September 15, 1999, Sierra Pacific was informed by SG Barr Devlin that Sierra Pacific had been selected to conduct on-site due diligence and to submit, based on that due diligence, a second-round bid. Management and its outside experts and advisors were invited to PGE to participate in a presentation by senior management of PGE and to conduct on-site due diligence preparatory to submitting a second-round bid.

               On September 21, 1999, the Planning and Finance Committee, senior management, and its outside experts and advisors, presented to the Board of Directors of Sierra Pacific an analysis and evaluation of a proposed acquisition of PGE, after which presentation the Board authorized management to conduct the invited due diligence and to report the results to the Board. On September 30, 1999, Mr. Niggli, Mr. Malquist, key members of Sierra Pacific's senior management, and Sierra Pacific's outside experts and advisors went to Portland to participate in a management discussion and presentation by PGE in connection with the detailed due diligence to be conducted immediately thereafter.

               From September 30 to October 4, 1999, key members of Sierra Pacific's senior management, various other employees, and Sierra Pacific's outside experts and advisors, including Salomon Smith Barney, Skadden, and Duke Engineering, conducted due diligence on all aspects of PGE, its operations, and future prospects.

               On October 8, 1999, management and the Sierra Pacific's outside experts and advisors reported at a meeting of the Board of Directors of Sierra Pacific on all aspects of the due diligence which had been conducted. The Board of Directors requested that management and its experts and advisors continue to conduct due diligence and to report to the Board at a follow-up meeting on October 15, 1999.

               On October 15, 1999, management and its outside experts and advisors presented to the Board further conclusions resulting from continued due diligence and updated management's valuations and risk analyses, after which the Board of Directors requested further refinements and analyses to be presented at a special meeting of the Board of Directors to be convened on October 22, 1999.

               On October 22, 1999, management and its outside experts and advisors presented their findings and conclusions to the Board of Directors on final due diligence, valuation, and risk analyses, and presented terms and conditions of a proposed stock purchase agreement to be submitted together with a second round bid. The Board of Directors authorized management to submit their proposed stock purchase agreement and second-round bid.

               In late October, 1999, a representative of SG Barr Devlin informed Steve Oldham that Sierra's senior management was invited to come to Houston to participate in discussions and negotiations to clarify certain aspects of its proposed definitive stock purchase agreement, and to discuss other matters relative to a proposed transaction.

               On November 1, 1999, key members of Sierra Pacific's senior management and representatives of Salomon Smith Barney and Skadden met with senior members of Enron's management together with Enron's outside consultants and legal counsel to clarify aspects of a proposed stock purchase agreement and to negotiate terms and conditions for a final agreement. Negotiations continued until November 4, 1999, at which time senior management of both Enron and Sierra Pacific reached consensus on final terms and conditions and on price, subject to approval of the Boards of Directors of both companies.

               On November 5, 1999, senior management and its outside experts and advisors presented to the Board of Directors of Sierra Pacific the terms and conditions and price of a proposed final stock purchase agreement, after which time the Board of Directors authorized Mr. Niggli to execute a final stock purchase agreement on the terms and conditions presented.

               On November 5, 1999, Mr. Niggli was informed that the agreement had been approved at a special meeting of the Board of Directors of Enron, at which time Mr. Niggli and Mr. J. Mark Metts, Executive Vice President, Corporate Development, of Enron, executed the stock purchase agreement.

C.      SIERRA PACIFIC MANAGEMENT FOLLOWING THE TRANSACTION.

               The management of Sierra Pacific after the transaction will remain unchanged. The Sierra Pacific Board of Directors will continue to consist of the current 14 members. The corporate headquarters of Sierra Pacific and the principal offices of the natural gas and water business units will remain in Reno, Nevada. The headquarters of SPPC and Nevada Power will remain in Las Vegas, Nevada. The headquarters of PGE will remain in Portland, Oregon. Nevada Power, SPPC, and PGE will operate on an integrated basis as the public utility subsidiaries of Sierra Pacific.

ITEM 2.        FEES, COMMISSIONS AND EXPENSES.

               The fees, commissions and expenses to be paid or incurred, directly or indirectly, by Sierra Pacific in connection with the Transaction are estimated as follows:

HSR filing fee.................................................... $    45,000
Legal fees and expenses ..........................................   5,000,000
Investment bankers' fees and expenses.............................   9,200,000
Consultants and other (public relations, regulatory support,
accounting support, travel, etc.).................................   5,755,000
                                                                   -----------

        TOTAL (estimated) ........................................ $20,000,000


ITEM 3.        APPLICABLE STATUTORY PROVISIONS.

               The following sections of the Act and the Commission's rules relate to the Transaction:

Section of the Act    Activities to which the Section may be applicable
------------------    -------------------------------------------------

4,5 and rules         Registration of Sierra Pacific as a holding company
thereunder            following consummation of the Transaction.

6, 7 and rules        Issuance of securities by Sierra Pacific following
thereunder            consummation of the Transaction.

9(a), 10 and          Acquisition by Sierra Pacific of common stock of PGE and
rules thereunder      PGH II.

8, 11(b)(1)           Retention by Sierra Pacific of the operations of the gas
and rules             system of SPPC and of various non-utility businesses.
thereunder


A.      ACQUISITION OF PGE AND PGH II AND RETENTION OF CERTAIN BUSINESSES

               Section 9(a)(2) of the Act provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company. Section 9(a)(2) is applicable to the Transaction because Sierra Pacific - which already is affiliated with two public utility companies, SPPC and Nevada Power - will acquire the securities of PGE, also a public utility company.

               As set forth more fully below, the Transaction fully complies with all the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

        the Transaction will not create detrimental interlocking relations or a detrimental concentration of control;

        the consideration and fees to be paid in the Transaction are fair and reasonable;

        the Transaction will not result in an unduly complicated structure for post-Transaction Sierra Pacific system;

        the Transaction is in the public interest and in the interests of investors and consumers;

        the post-Transaction Sierra Pacific system will be a single integrated electric utility system;

        the Transaction equitably distributes voting power among the investors in the combined company and does not unduly complicate the structure of the holding company;

        the Transaction tends toward the economical and efficient development of an integrated electric and gas utility system; and

        the Transaction will comply will all applicable state laws.


The Standards of Section 10

               The statutory standards to be considered by the Commission in evaluating the Transaction under Section 9(a)(2) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

        1.     SECTION 10(B).

               Under Section 10(b) of the Act, the Commission must approve the Transaction unless the Commission finds that:

        (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

        (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

        (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

               A. SECTION 10(B)(1): "INTERLOCKING RELATIONS" OR "CONCENTRATION OF CONTROL."

               The Transaction will not result in detrimental interlocking relations or concentration of control. By its nature, any merger or acquisition results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) [hereinafter Northeast Utilities] ("interlocking relationships are necessary to integrate [merging entities]"). The links that will be established as a result of the Transaction are not the types of interlocking relationships targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. There currently are no common directors of Sierra Pacific and PGE, but following consummation of the Transaction there may be common directors and officers of Sierra Pacific, SPPC, Nevada Power and PGE. Such interlocking relationships merely would serve to integrate the merging companies, and are characteristic of virtually every merger transaction subject to Section 9(a)(2). Thus, any interlocking relations which do occur will be of the kind generally approved of by the Commission and will not be detrimental to interests of consumers, investors or the public.

               The Transaction also will not result in a detrimental concentration of control. While the size of the post-Transaction Sierra Pacific system will be roughly double its current size, the merged company still will be much smaller than almost all of its neighboring utilities and holding company systems, including Southern California Edison, Pacific Gas
& Electric, PacifiCorp and Bonneville Power Administration ("BPA"), which are among the largest utilities in the country.(2) Following the Transaction, Sierra Pacific will have total utility assets of $6.3 billion, total utility revenues of $3.0 billion, and will serve approximately 1.6 million electric customers, 101,000 natural gas customers and 67,000 water customers. The post-Transaction Sierra Pacific system will be considerably smaller than these neighboring utilities and, as a consequence, Sierra Pacific will have no ability to dominate the region. Moreover, Sierra
Pacific already has committed to divesting all of its existing generation assets. In any case, the Commission has approved a number of transactions which resulted in holding companies of a much larger size.(3)

------------
(2) At December 31, 1998, Pacific Gas & Electric Company had $23 billion in utility assets and generated $8.9 billion in operating revenues for 1998. Southern California Edison had $20.7 billion in utility assets and generated $7.4 billion in operating revenues for 1998. PacifiCorp had $9.1 billion in utility assets as of December 31, 1998 and $4.8 billion in operating reve nues for 1998.

(3) See, e.g., TUC Holding Co., Holding Co. Act Release No. 26749 (Aug. 1, 1997) [hereinafter TUC Holding] (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $22.6 billion and combined operating revenues of $8.7 billion, serving approximately 3.7 million customers); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) [hereinafter Entergy] (acquisition of Gulf States Utilities; combined assets at time of acquisition of $22.9 billion and combined revenues of $6.3 billion, serving approximately 2.4 million customers).


               Section 10(b)(1) also requires the Commission to consider possible anti-competitive effects of a proposed merger. In this case, the Commission has concurrent jurisdiction with the Department of Justice (the "DOJ"), Federal Trade Commission (the "FTC"), and the FERC to consider the competitive effects of the Transaction. The Applicants have filed Notification and Report Forms with the DOJ and the FTC, as required by the HSR Act, which contained a description of the Transaction's effects on competition and the applicable waiting period under the HSR Act expired without further review. In addition, the Applicants have filed, or intend to file shortly, for the approval of the Oregon PUC and the FERC, the agencies having immediate jurisdiction over PGE's utility operations. These filings will contain detailed explanations of why the Transaction will not have any adverse competitive effect.

               Moreover, under a new Oregon law (S.B. 1149, signed into law on July 23, 1999), PGE's retail electric service territory will be opened to retail competition for commercial and industrial customers commencing October 1, 2001. The service areas of Nevada Power and SPPC, including all customer classes, will be opened to retail competition as early as March 1, 2000. See Nev. Revised Stat. ss.ss. 704.961-990 (1997). FERC already has introduced competition into wholesale electric markets through its many orders authorizing market-based rates for wholesale power sales and a series of orders mandating non-discriminatory access to electric transmission facilities. As noted above, Sierra Pacific previously has committed to divesting its generating assets. Sierra Pacific further commits to joining one or more regional transmission organizations ("RTOs"), in the form of a non-profit Independent System Operator ("ISO") or a for-profit "Transco", which would operate the transmission system of the post-Transaction Sierra Pacific system and the transmission systems of other RTO members by the end of 2000. In light of these commitments, the Applicants do not expect the Transaction to have any adverse competitive effects.

               The additional benefits accompanying the Transaction are outlined above in Item 1(B)(1) and below in Item 3(A)(2)(b) and are benefits which the Commission has weighed against any concerns about concentration of control it has had in other transactions. See American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). Indeed, the Commission has approved even those acquisitions "that decrease competition when it concludes that [such] acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast, supra (emphasis added).

               For all of these reasons, the Applicants believe that the Transaction will not result in a concentration of control which will be detrimental to the public interest, but will offer the potential to facilitate an actual increase in competition in regional electricity markets.

               B.     SECTION 10(B)(2): REASONABLENESS OF CONSIDERATION AND
                      FEES.

               Section 10(b)(2), as applied to the Transaction, provides that the Commission shall approve the Transaction unless it finds that the consideration, including all fees, paid by Sierra Pacific is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying Enron's shares in PGE. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations, American Natural Gas, Holding Co. Act Release No. 15620 (Dec. 12, 1966), and whether each party's Board of Directors has approved the purchase price. Consolidated National Gas Co., Holding Co. Act Release No. 25040 (Feb. 14, 1990). The Commission also considers the opinions of investment bankers, id., and the earnings, dividends, and book and market value of the shares of the company to be acquired. Northeast Utilities, Holding Co. Act Release No. 15448 (Apr. 13,
1966).

               Pursuant to the Stock Purchase Agreement, Sierra Pacific will pay Enron $2.02 billion in cash for all the issued and outstanding common stock of PGE and PGH II and assume Enron's approximate $80 million merger payment obligation. The consideration to be paid to Enron was the result of arm's-length negotiations between the management and financial and legal advisors of Sierra Pacific and Enron over a period of several months, as detailed in Item 1(B)(3) above. The Boards of Directors of Sierra Pacific and Enron approved the Transaction in separate meetings held on November 5, 1999.

               In addition, nationally-recognized investment banking firms retained separately by Sierra Pacific and Enron have reviewed extensive information concerning the Transaction and conducted several valuation methodologies. In connection with the approval of the Stock Purchase Agreement, (i) Sierra Pacific's Board of Directors considered the opinion of its financial advisor, Salomon Smith Barney, dated November 5, 1999, to the effect that, as of such date, the aggregate consideration to be paid by Sierra Pacific in the Transaction was fair, from a financial point of view, to Sierra Pacific, and (ii) Enron's Board of Directors considered the opinion of its financial advisors Credit Suisse First Boston Corporation and SG Barr Devlin, to the effect that the aggregate consideration to be received by Enron in connection with the Transaction is fair to Enron from a financial point of view. The opinion of Salomon Smith Barney is attached hereto as Exhibit I-1 and incorporated herein by reference.

               In rendering its opinion, Salomon Smith Barney performed a number of analyses in connection with its analysis of the aggregate consideration, including: a comparison of certain financial, stock market, and other publicly available data of PGE and PGH II with selected comparable companies and selected precedent transactions; discounted cash flow analyses of PGE and PGH II; and analysis of the potential pro forma results of the Transaction. In preparing its opinion, the financial advisor reviewed, among other things, both public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of Sierra Pacific, PGE, PGH II, and comparable companies.

               In rendering their fairness opinions, Credit Suisse First Boston Corporation and SG Barr Devlin each performed a number of analyses relevant to the fairness of the Transaction consideration to Enron, including one or more of the following: a comparison of the results of operations of PGE with those of certain companies deemed relevant; an analysis of the valuation of PGE and PGH II shares using various valuation methodologies; and, a comparison of proposed financial terms of the Transaction with those of certain utility industry business combinations deemed relevant. In preparing their opinions, the financial advisors conducted discussions with members of senior management of PGE and PGH II and reviewed, among other things, both public and non-public historical and pro forma financial information and forecasts related to the business, earnings, capital expenditures, cash flow, assets, and prospects of PGE.

               Moreover, the Applicants believe that the overall fees, commissions, and expenses to be incurred by Sierra Pacific in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors, and consumers. Sierra Pacific estimates its fees and expenses to be $20 million, representing approximately 1.0% of the value of the consideration to be paid. These fees will be consistent with percentages previously approved by the Commission. See, e.g., Entergy, supra (fees and expenses representing approximately 1.7% of the value of consideration paid to shareholders of Gulf States Utilities); Northeast Utilities, supra (fees and expenses representing approximately 2% of the value of the assets acquired).

               In light of the foregoing and considering all relevant factors, the Applicants believe the aggregate consideration and fees to be paid are reasonable and bear a fair relation to the earnings capacity of the utility assets underlying the Applicants' shares. Accordingly, the consideration to be paid by Sierra Pacific meets the standards of Section 10(b)(2).

               C.     SECTION 10(B)(3):  CAPITAL STRUCTURE AND THE PUBLIC
                      INTEREST.

               Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Sierra Pacific's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of Sierra Pacific's system.

               Following the Transaction, Sierra Pacific will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.(4) After consummation of the Transaction, Sierra Pacific will own 100 percent of the shares of PGE and PGH II common stock, and will continue to own 100 percent of the shares of common stock of both SPPC and Nevada Power. As described more fully in
Item 3.B. below, Sierra Pacific will enter into certain financing arrangements in the amount of approximately $2.1 billion in order to finance the Transaction. The issuance of such debt is appropriate under
Section 7(c)(2)(A) of the Act for the "purpose of effecting a merger." The Transaction will not affect the outstanding securities of SPPC or Nevada Power, including first mortgage bonds, junior subordinated debentures, or classes of preferred stock. For these reasons, the Applicants believe that the Transaction will not unduly complicate Sierra Pacific's capital structure.

-----------

(4) See, e.g., TUC Holding Co., supra; CINergy, Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Entergy, supra. In each of these orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.



               As explained in more detail in Item 3.B. below, the ratio of consolidated common equity to total capitalization of the combined companies will be, on an unaudited pro forma basis, 20.8 percent. However, by June 30, 2001, Sierra will increase its consolidated common equity to approximately 29 percent as a result of: (a) proceeds from the sale of generating assets of Sierra Pacific and Nevada Power aggregating approximately $1 billion, 100 percent of which will reduce debt of the consolidated company; (b) proceeds from divestiture of non-core assets, or some combination of common equity and divestiture of non-core assets, which together would be approximately equivalent to the issuance of $260 million in terms of impact on Sierra Pacific's equity ratio; (c) issuance of up to $600 million of hybrid securities; and (d) increased retained earnings realized from the combined operations of Sierra and PGE aggregating approximately $80 million in 2000 and $100 million in 2001. Based on present expectations, Sierra Pacific believes that increases in retained earnings from operations will increase its consolidated common equity to 30 percent within 24 months following the Transaction. Moreover, as the table in Item 3.B. indicates, the common equity ratios of the operating companies will be at least 40 percent at all times following the Transaction. The Commission has approved common equity to total capitalization ratios as low as 27.6 percent. Northeast Utilities, supra.

               In addition, as discussed earlier in Item 1(B)(1), the Applicants believe that the Transaction, by achieving efficiencies and economies, will benefit the interests of the public, consumers and investors and will not impair the proper functioning of the holding company system.

        2.     SECTION 10(C).

               Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

        (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
               Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

        (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

               A. SECTION 10(C)(1): LAWFULNESS UNDER SECTION 8 AND DETRIMENT TO CARRYING OUT SECTION 11

                    I.    THE TRANSACTION IS LAWFUL UNDER SECTION 8

               Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission where state law prohibits or requires approval of the acquisition. As noted, the Transaction is not subject to Nevada PUC approval, nor is the operation of a combined electric and gas system prohibited by Nevada law. Accordingly, the Transaction does not raise any issue under Section 8.

                      II. THE TRANSACTION WILL NOT BE DETRIMENTAL TO CARRYING OUT THE PROVISIONS OF SECTION 11

               Section 10(c)(1) also requires that the Transaction not be "detrimental to the carrying out of the provisions of Section 11." First,
Section 11(b)(1) generally requires a registered holding company to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Second, Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." By its terms, however,
Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11." Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1343 (Mar. 16, 1999) [hereinafter Madison Gas] ("In contrast to its strict incorporation of section 8 (proscribing approval of an acquisition "that is unlawful" thereunder), with respect to section 11 section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [its] provisions."). As described below, the Applicants believe the Transaction is not detrimental to carrying out the provisions of Section 11.

                        (A) SECTION 11(B)(1) - SINGLE INTEGRATED PUBLIC UTILITY SYSTEM

               Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system."
Section 2(a)(29) of the Act provides separate definitions of the term "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

        a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

For gas utility companies, the term means:

        a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, that gas utility companies deriving gas from a common source of supply may be deemed to be included in a single area or region.

               Further, Section 11(b)(1) permits the acquisition and retention of more than one integrated public utility system if the requirements of Section 11(b)(1)(A), (B) and (C) are satisfied.

Background

               Early in its administration of the Act, the Commission construed Section 11(b)(1) to restrict significant geographic expansion by holding company systems. This limitation was not an absolute principle, but rather the product of specific facts and circumstances. As underlying conditions have changed, so too has the Commission's treatment of Section 11(b)(1). Such pragmatic flexibility has characterized the Commission's administration of the Act generally over time. In its own words, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."(5) In recent decisions, the


-----------

(5)     Union Electric Co., Holding Co. Act Release No. 18368, n. 52 (Apr. 10,
        1974), quoted in Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities).





Commission has cited U.S. Supreme Court and federal Courts of Appeals cases that recognize that an agency is not required to "establish rules of conduct to last forever,"(6) but must adapt [its] rules and policies to the demands of changing circumstances"(7) and to "treat experience not as a jailer but as a teacher."(8)

               When considering the evolving concept of system integration under Section 11(b)(1), it is important to bear in mind the unchanging purpose underlying that concept. As set forth in Section 1(b)(4) of the Act, Section 11(b)(1) was intended to address a "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . ." See also Northeast Utilities, supra at n. 13 (noting that Section 1(b) identifies "the expansion of holding company systems without regard to the integration and coordination of related utility properties" as a specific abuse arising out of the holding company structure that the Act was intended to correct); Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986) (hereinafter Centerior). The Commission has sometimes referred to this phenomenon as "scatteration" and has emphasized that its elimination is a means to an end, and not an end in itself. Thus the Commission has found that an "analysis of the Act and a study or our function under Section 11 in light of the preamble to the Act . . . make it clear that integration and the elimination of scatteration is not an end in itself but rather that it is required under the Act in order to eliminate various abuses and evils which are inherent in scatteration." In re Central U.S. Utilities Co., et al., Holding Co. Act Release No. 2588 (March 1, 1941). The problem to be solved through integration was one of "unbridled and unsound expansion of utility holding companies controlling utilities scattered from coast to coast . . . . These systems were not based upon any rational pattern of utility system structure, but rather were an exercise in empire building based primarily on financial considerations and financial maneuvering." American Electric Power Co., Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (emphasis added).


----------

(6) Rust v. Sullivan, 500 U.S. 173 (1991) [hereinafter Rust]; American Trucking Assns., Inc. v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. V. SEC, 146 F.2d 791 (1st Cir. 1945) [hereinafter Shawmut].

7       NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
        1999) [hereinafter NIPSCO], citing Rust, supra at 186-87.

8       NIPSCO, supra, citing Shawmut, supra at 796-97.


               The Commission's principal policy concern in connection with system integration has been the potential disparity between purely financial considerations and the efficient coordination of utility systems and their operation. The solution to the problem - integration - is necessarily an evolving concept because what constitutes a "rational pattern of utility system structure" must change as the industry evolves. For this reason, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) [hereinafter UNITIL]. The point is driven home in
Section 2(a)(29)(A), which expressly directs the Commission to consider the "state of the art" in analyzing whether a system is not to large to lose the benefits of "localized management, efficient operation, and the effectiveness of regulation . . . ." The same section requires the
Commission to look to "normal conditions", an inherently evolving concept, when determining whether a system may be "economically operated as a single coordinated system . . . ." Past decisions interpreting integration standards in light of the "state of the art" that obtained in the past thus do not rigidly constrain the Commission when it confronts issues of the present. See, e.g., American Elec. Power, Holding Co. Act Release No. 20633 (July 21, 1978) [hereinafter AEP] (noting that the state of the art - technological advances in generation and transmission, unavailable thirty years prior - served to distinguish a prior case and justified "large systems spanning several states").

               The ongoing restructuring of the U.S. electric utility industry has further reshaped the concept of integration. This is because from the perspective of the past these developments could be viewed as a type of intentional "disintegration" mandated by regulatory and statutory changes. In implementing the transmission access requirements of the Energy Policy Act of 1992, FERC required in its Order Nos. 888(9) and 889(10) that

-----------

(9) Promoting Wholesale Competition through Open Access Non-Discrimina tory Transmission Services by Public Utilities, Order No. 888, FERC Stats. & Regs., Regulations Preambles,P. 31,036 (1996), order on reh'g, FERC Stats. & Regs., Regulations Preambles,P. 31,048 (1997), order on reh'g, 81 FERCP. 61,248 (1997), order on reh'g, 82 FERCP. 61,046 (1998).

(10) Open Access Same-Time Information System (formerly Real-Time Informa tion Network) and Standards of Conduct, Order No. 889, FERC Stats. & Regs., Regulations Preambles,P. 31,035 (1996), order on reh'g, III FERC Stats. & Regs., Regulations PreamblesP. 61,253
        (1997).



electric utilities functionally unbundle their transmission and generation operations. At a minimum this means that utilities owning both generation and transmission facilities must utilize transmission services under a tariff of general applicability; must separate rates for wholesale generation, transmission and ancillary services; and must rely on the same electronic information network relied on by their transmission customers. Many recent state laws further encourage this "disintegrative" tendency by mandating competitive resource procurement and retail electric competition, and the functional separation (and, in some states, divestiture) of generation from transmission and distribution operations.

               While these developments may appear disintegrative from the perspective of the past, viewed from the present they represent the emergence of market prices as the primary integrative mechanism for electric utility systems. Rapid developments in technology and the emergence of the power marketing and energy trading businesses have facilitated efficient and competitive low-cost electric markets. Open access to transmission services means that all utilities are integrated to some degree both de facto and de jure. Indeed, in requiring open access, federal law now prohibits the restricted forms of interconnection that would have been considered the norm in 1935.

               The new practices and procedures for integrating a disaggregated electric utility industry are found in the practices of Independent System Operators and in the FERC's recent rulemaking regarding RTOs.(11) Perhaps the most notable of these developments is the evolution of RTOs, which are intended to facilitate trading regions with vastly reduced economic constraints on transmission access and with the ability to manage and plan for new transmission on a regional basis to help alleviate transmission constraints, thereby providing member entities with both the requisite physical and economic means to integrate their systems.

-----------

(11) Regional Transmission Organizations, Order No. 2000, 89 FERCP. 61,285 (Dec. 20, 1999), reprinted at 65 Fed. Reg. 810 (Jan. 6, 2000).



               In light of these changes, SEC Staff has recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."(12) As always, the ultimate criteria in judging whether the Act's integration requirements have been met is whether the proposed outcome "will lead to a recurrence of the evils the Act was intended to address."(13) The Applicants submit that it is not even remotely possible that their proposed arrangements described below could encourage or lead to the evils produced by scatteration and that, accordingly, there is no basis to conclude that those arrangements would not satisfy the Act's integration requirements.

-----------

(12) Division of Investment Management, The Regulation of Public-Utility Holding Companies, June 1995 at 67 [hereinafter "1995 Report"].

(13) Southern Co., Holding Co. Act Release No. 25639 (Sep. 23, 1992), quoting Union Electric, supra.


Integration Standards

               Before the Commission will find that a proposed merger of two separate systems will result in an integrated public utility system, an applicant must satisfy four statutory standards created by Section 2(a)(29)(A):

        (i) the utility assets of the systems must be physically interconnected or capable of physical interconnection;

        (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

        (iii) the system must be confined in its operations to a single area or region; and

        (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir.
1990) (citing In re Electric Energy Inc., Holding Co. Act Release No. 13871 (Nov. 28, 1958)). In a world of vertically-integrated utility monopolies subject to constrained transmission access, the arrangements that will satisfy this test will vary substantially from those characteristic of a world dominated by functional unbundling, competition, open transmission access, and the comprehensive interconnection of utility systems. Finally, as noted above Section 10(c)(1) does not require the Commission to find that a transaction "compl[ies] to the letter with section 11", only that it is not "detrimental" to carrying out it provisions. Madison Gas, supra at 1343. In any event, as discussed below Applicants believe the Transaction meets each of these standards.

        (i)    Physical Interconnection

               The first requirement for an integrated public utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Sierra Pacific will satisfy this requirement by connecting its system through the use of transmission paths over third party systems and through participation in RTOs. The use of such paths is now standard procedure in the industry and has received strong encouragement by Congress in the Energy Policy Act of 1992 and FERC actions implementing that statute.

               Even prior to these recent developments, the Commission found that parties relying on third-party lines to interconnect their systems are "physically interconnected or capable of physical interconnection." See, e.g., Northeast Utilities, supra; Centerior supra; UNITIL, supra; see also Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); C&T Enterprises, Inc., Holding Co. Act Release No. 26973 (Feb. 5, 1999). These cases firmly stand for the proposition that utilities can satisfy the interconnection requirements of Section 2(a)(29) through use of another party's transmission lines. For example, in Centerior, supra, the Commission accepted a plan to interconnect two systems through third-party transmission lines which would be available only to the extent that such use of the lines did not impair the transmission rights of others under a comprehensive power pool transmission agreement. The Commission accepted Centerior's reliance on third-party lines based on a demonstration that its use of those lines would not interfere with the rights of any other parties and that the lines would be available to it when needed. See also Northeast Utilities, supra (accepting applicants' interconnection through reliance on a right to use a third-party's lines). In other cases, the Commission has accepted participation in "tight" power pools as providing for physical interconnection, given that such pools provide access to interconnecting pool participants' transmission facilities. See, e.g., UNITIL, supra; Conectiv, supra.

               Sierra Pacific similarly will interconnect its post-Transaction system through a combination of transmission paths over third-party lines. As described below, (i) the Applicants will purchase a 50 MW long-term firm contract transmission path connecting PGE and Nevada Power, and (ii) nearly all of the hours of the year the Applicants and load serving entities will be able to reserve on an open-access basis extensive firm and non-firm transmission capacity on third party transmission paths that interconnect PGE and SPPC, and SPPC and Nevada Power.(14)

-----------

(14) Due to commencement of competition in Nevada, a variety of entities will compete and assume responsibility for providing electric service to SPPC's and Nevada Power's current native load customers. SPPC and Nevada Power will continue to serve those customers that do not select a new energy service provider. Thus, both Sierra Pacific and these new load serving entities will have the ability to purchase transmission service on third party systems to serve their loads.


               With regard to open-access reservation of capacity, because of the high availability of transmission paths connecting both PGE with SPPC and SPPC with Nevada Power, Sierra Pacific and load serving entities will be able to reserve firm or non-firm transmission capacity on these paths on a short-term, as-needed basis and thereby avoid paying the high cost of reserving the transmission capacity on a long-term basis. These cost savings will be substantial because it is significantly more expensive to reserve transmission capacity on a long-term (i.e., 24 hours/day, 365 days/year), firm basis than to purchase transmission capacity for only those hours when transmission is needed. Therefore, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a significantly lower cost, which, in turn, makes integration of the Applicants' system more economic.

               The small amount of the time that the non-firm paths are unavailable will not affect the ability of the Applicants and load serving entities to meet load obligations. This is because SPPC, Nevada Power and PGE each have access to sufficient generation capacity to serve their entire load obligation requirements. The transmission paths that Applicants propose to utilize to integrate the systems simply enable load serving entities in the Applicants' control areas to engage in a process of economic dispatch in which they substitute cheaper power from generation resources located in an affiliated company's control area for more expensive power generated in their own control area. The occasional unavailability of the transmission path is potentially an economic, but not a reliability, issue.

               The following simplified schematic shows the interconnections among various entities in the region:



    SCHEMATIC OF TRANSMISSION PATHS BETWEEN PGE, SPPC AND NEVADA POWER

[GRAPHIC?OMITTED]





        1.  PACIFIC DC INTERTIE - INTERCONNECTING PGE AND NEVADA POWER

               PGE will interconnect with Nevada Power through the 500 kV Pacific Direct Current ("DC") Intertie running from The Dalles, Oregon through Nevada to a point near Los Angeles, California. PGE owns 100 MW of firm rights on this line from The Dalles to the Nevada-Oregon Border ("NOB"). The Los Angeles Department of Water and Power ("LADWP") owns at least 100 MW of firm rights on the line from NOB to the Los Angeles area. LADWP also is interconnected with both SPPC and Nevada Power. Sierra Pacific intends to use 50 MW of PGE's firm rights on the DC Intertie from PGE to NOB. Sierra Pacific will purchase from LADWP 50 MW of firm rights that will allow it to transmit firm power from NOB through LADWP's system to Nevada Power. This firm path connecting PGE and Nevada Power is shown on the following schematic.



         SCHEMATIC OF TRANSMISSION PATH USING PACIFIC DC INTERTIE

[GRAPHIC?OMITTED]





2.  ALTURAS LINE - INTERCONNECTING PGE AND SPPC

               The PGE system will be interconnected with the SPPC system using short-term transmission service from PGE's interconnection at the Malin substation to SPPC's interconnection with Bonneville Power Administration ("BPA") at Hilltop, California. The BPA line at Hilltop runs to the Malin substation. The following schematic sets forth the elements of this interconnection.


             SCHEMATIC OF TRANSMISSION PATH USING ALTURAS LINE


[GRAPHIC?OMITTED]



               Two features of this path deserve further discussion. First, certain California entities have asserted in a current proceeding at the FERC that Sierra Pacific may not use its Alturas Line (which interconnects with BPA at Hilltop) on a firm basis. Sierra Pacific is contesting this assertion and believes that it will prevail.(15) Second, in order to improve the economics of this transmission path, transmission service will be contracted for with PacifiCorp (to transmit power over the Malin substation) and BPA (to transmit power from Malin to Hilltop) on a short-term firm or non-firm basis. This strategy will produce substantial savings, with very little impact on transmission capability. Sierra Pacific has determined on the basis of publicly available data that 360 MW of non-firm capacity has been available on the path connecting PGE to SPPC during approximately 95% of the hours of the year, and that up to 50 MW has been available during 98% of the hours. There is no reason to believe that these levels of availability will be reduced significantly at any time in the foreseeable future. This transmission path offers even greater availability when transmitting power in the opposite direction, i.e., from SPPC to PGE. As discussed above, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a significantly lower cost, which enhances the economic dimension of the Applicants' integrated system.

        3. THROUGH PACIFICORP EAST - INTERCONNECTING SPPC AND NEVADA POWER

               SPPC and Nevada Power are interconnected through the PacifiCorp East system. The Applicants will use short-term firm or non-firm transmission on PacifiCorp East to transmit power between SPPC and Nevada Power, both of which interconnect with PacifiCorp East. Sierra Pacific has determined that 100 MW of non-firm transmission capacity has been available to transmit power from SPPC to Nevada Power on this path during approximately 96% of the hours of the year and during 97% of the hours to transmit power from Nevada Power to SPPC.(16) The following schematic shows this path.

-----------

(15) Note that there is no dispute that power can go from Hilltop to SPPC on a non-firm basis or that power can go from SPPC to Hilltop on a firm basis. Therefore, even if Sierra Pacific were unsuccessful before the FERC, sufficient transmission capacity still would be available on a non-firm basis 95-98% of the time.

(16) Moreover, in cases where the path is constrained in one direction, typically it is fully available in the other direction.



           SCHEMATIC OF TRANSMISSION PATH USING PACIFICORP EAST


[GRAPHIC?OMITTED]




               To summarize, the PGE, SPPC and Nevada Power systems will interconnect through a long-term, firm 50 MW contract path from PGE to Nevada Power over the Pacific DC Intertie and the purchase of short-term firm or non-firm transmission service over a number of transmission paths offering high levels of availability. Specifically, (i) the transmission path between PGE to SPPC over the Alturas Line has been available approximately 95-98% of the time from PGE to SPPC and an even larger percentage of the time from SPPC to PGE and (ii) the transmission path between SPPC to Nevada Power over PacifiCorp East has been available approximately 96% of the time from SPPC to Nevada Power and 97% of the time from Nevada Power to SPPC.

               Sierra Pacific's reliance on this combination of firm and non-firm transmission paths is consistent with Commission precedent. As discussed above, the Commission has found in several prior cases that holding companies are able to integrate their systems through the use of interconnecting third-party lines. See Northeast Utilities, supra; Centerior, supra; UNITIL, supra; Conectiv, Inc., supra; C&T Enterprises, Inc., supra. In several of these cases, holding companies had secured firm contracts to use third-party lines, and in other cases holding companies relied on participation in power pools to satisfy the physical interconnection requirement. In such situations the Commission has focused on the actual ability of the holding company systems to access third-party transmission lines and has found that so long as there is an ability to use third-party lines, those paths are sufficient to satisfy the physical interconnection requirement. These conditions are equivalent in substance to the arrangements being proposed by the Applicants. For example, in Centerior, supra, the applicants proposed to interconnect through a third-party line under multi-party transmission agreement that made the line available so long as their use did "not materially interfere with purposes" of the agreement, i.e., the facilitation of pool-wide transfers of power. This conditional use represents the functional equivalent of a non-firm right. On the basis of technical studies submitted by the applicants, the Commission found that "under normal conditions" their facilities could be operated as a single coordinated and interconnected system. See also UNITIL, supra.

               The Applicants similarly will use a collection of transmission access rights representing current standard techniques for operating a single interconnected and coordinated system economically under normal conditions. The interconnecting transmission paths between the Sierra Pacific operating companies will be accessible pursuant to the relevant transmission owner's OATT on file at FERC. Under these tariffs, transmission owners are required to provide open access to their transmission lines to all parties requesting service. It is critical to note that these parties include the transmission line owners themselves. FERC's comparable service requirements mean that transmission facility owners must offer transmission service to others under the same terms and conditions as they supply it to themselves. So long as capacity is available, transmission owners may not deny any party the right to use the paths, and transmission facility owners do not have any prior claim to access by virtue of their ownership rights when capacity is not available. This means that each party using transmission service stands on equal footing with every other party and will choose a mixture of firm and non-firm service depending on its assessment of the economically most favorable alternatives.

               To elaborate further, Order No. 888 requires transmission owners to grant to Sierra Pacific a right of access to interconnecting transmission systems. Prior to Order No. 888, electric utilities typically needed to construct direct interconnections or enter into long-term bilateral contracts in order to facilitate capacity and energy transfers. Now, as a matter of right under Order No. 888, two utilities can arrange contractually for transmission to achieve interconnection solely by relying on an OATT. Pursuant to an OATT, market participants have a federally-mandated right to acquire either a firm or a non-firm path to transfer power between utility systems. All parties, including transmission facility owners, reserve transmission services electronically through the owner's Open Access Same-Time Information System ("OASIS") mandated by FERC Order No. 889. Service is reserved for a specific amount of power and for a specific period of time, which may be as short an one hour or as long as several years. Service can also be reserved on a firm or non-basis. In all cases, a party will reserve service on the basis of terms and conditions that, in its business judgment, represent the economically and operationally preferable alternative.

               Generators reserve transmission service through a transmission providers the provider's Internet OASIS site. Each provider must post on its OASIS all its available transmission capacity ("ATC") -- what it has available to sell -- for both long-term and short-term reservations. A party that determines it needs transmission service will first check the OASIS listings to ensure sufficient ATC is available for the required time period on each leg of the transfer. It will then place its reservation electronically.(17) The request is submitted by inputting it directly into the OASIS site.(18) The transmission provider must respond to the request within the time period specified under the OATT -- the longer the term of the reservation, the longer the allowed response time. Within the time allowed, the transmission provider must either accept the reservation or provide a reason permitted under the OATT for denying the request.(19) Reserving transmission capacity is an on-going, normal, day-to-day operation which is adjusted as circumstances warrant to ensure optimal system operations.(20)


-----------

17 The transaction takes place through the Internet, which means that the process is executed through computers integrated into a single communica tions network linking all system participants. The party seeking transmis sion services places a "query" on the OASIS site for the transmission path, amount of transmission capacity, and the transmission period desired. The OASIS software will perform a search and produce information listing the transmission available within those parameters.

18 Long-term reservations, i.e., those lasting one year or more, must be made at least 60 days in advance of the start date but can be requested and confirmed prior to the 60 day period. Short-term, non-firm reservations can be made on shorter notice: monthly reservations are made on 60 days notice; daily, on 48 hours notice and hourly, by noon of the day before.

19 Other than rejections for technical non-compliance of the request with the terms of the OATT, the transmission provider, in general, may only reject a reservation request because of insufficient transmission capacity to fulfill the request in the amount and for the time period specified. Requests rejected on grounds of technical non-compliance may be corrected and resubmitted.

20 Under the OATT, most transmission providers allow users to "rollover" a long-term reservation, which in effect gives the user a right of first refusal on future reservations of transmission capacity when the long-term reservation expires.


               OATTs establish a hierarchy of service -- and a corresponding variation in cost. "Firm" service is the most reliable. It is available on a long-term (i.e., one year or more), monthly, weekly or daily basis. A transmission provider may "cut" (i.e., refuse to initiate or curtail use of the transmission for energy deliveries notwithstanding the firm reservation) only when a threat to system reliability appears, i.e., in emergency situations. All users of firm service -- including the transmission facility owner with respect to its "native load" -- must receive equal treatment when service is cut.

               Like every other market participant, Sierra Pacific will utilize this system to integrate and optimize its post-Transaction system. Sierra Pacific believes that its plan to integrate its system through a combination of long-term firm and short-term firm or non-firm transmission paths represents a rational and appropriate response to the fundamental changes that open access has caused in the industry. The choice to rely, in part, on a non-firm contract path does not affect Sierra Pacific's ability to interconnect its system physically. As described above, up to 50 MW of non-firm transmission capacity on the Alturas path will be available to Sierra Pacific 98% of the time, and up to 360 MW of capacity will be available 95% of the time. Similarly, on the PacifiCorp East path at least 100 MW of capacity is available for use 96-97% of the time. Given the high availability of these lines, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a fraction of the cost. The limited hours in which the transmission lines are not available will have no impact on reliability, given that the PGE, SPPC, and Nevada Power systems already have access to sufficient generation capacity to serve their individual loads. The real effect of Applicants' reliance on a combination of firm and non-firm paths is to ensure that integration of the post-Transaction Sierra Pacific system will be significantly more economic and flexible. Indeed, under present standards this entire operational plan represents what Section 2(a)(29) of the Act refers to as the "normal conditions" for the economic operation of a single interconnected system.

               Moreover, Sierra Pacific intends to enhance the interconnection of its post-Transaction system through participation in RTO West. Sierra Pacific has participated actively in recent discussions with other regional utilities regarding the creation of one or more regional transmission entities to satisfy the FERC's RTO rule. Specifically, SPPC, Nevada Power and PGE have entered into a Memorandum of Understanding with Avista Corporation, Montana Power and Puget Sound Energy to study the formation of a for-profit independent transmission company ("ITC") that would acquire and operate the transmission facilities currently owned by the participating companies. If the Applicants determine that the creation of the ITC is economically feasible, the ITC would join RTO West, an ISO being formed to integrate the transmission systems of utilities operating in eight states in the Pacific Northwest.(21) Thus, the entire post-Transaction Sierra Pacific system will be within one physically integrated RTO, which is consistent with the requirements of Section 2(a)(29)(A).


-----------

(21) Sierra Pacific intends to file by October 15, 2000, a request for FERC approval of the RTO West and ITC proposals. Even if the Applicants determine that creation of the ITC is not an economically viable option, it is currently anticipated that SPPC, Nevada Power, and PGE will join RTO West or determine whether participation in multiple RTOs is appropriate. At this preliminary state, Sierra Pacific expects PGE would join RTO West and that SPPC and Nevada Power would join a second RTO with utilities in the Central Southwest. Nonetheless, it is expected that these RTOs would be contiguous with one another, thereby permitting interconnection through inter-RTO coordination.


               In sum, the post-Transaction Sierra Pacific system will be "physically interconnected" through third-party transmission owners. These interconnections will be established on the basis of contract paths typical of today's interconnected electric utility system. The Commission previously has accepted applicants' reliance on contract paths and participation in power pools to satisfy the interconnection requirements. It is important to note in this connection that there is no specific requirement under the Act that these contract paths be established through firm contracts; moreover, there is no reason under the Act to require the use of such contracts if interconnection can be achieved effectively and more economically through non-firm contracts. Applicants believe that their interconnection plans conform in all material respects with this precedent and that, as a result, Sierra Pacific's post-Transaction will satisfy the interconnection requirements of Section 2(a)(29)(A).

        (ii)   Coordination

               Sierra Pacific will coordinate the economic dispatch of its post-Transaction system by coordinating load planning and power purchasing for the Nevada Power, SPPC and PGE systems. Due to the divestiture of Sierra Pacific's generation assets, traditional joint dispatch of the post-Transaction system would be impossible because the SPPC and Nevada Power systems no longer will have generation assets to dispatch.

               Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra, citing North American Co., Holding Co. Act Release No. 3466 (Apr. 14, 1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd, 327 U.S. 686 (1946).
The Commission has noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (internal citations omitted).

               The Commission's established standards in this respect strongly reflect the essential characteristics of the vertically-integrated utility monopolies that dominated the industry from 1935 until the recent past. However, Section 2(a)(29)(A) in relevant part requires only that systems be "economically operated" and "coordinated;" it does not establish specific structural or operational requirements for utility systems. As more states move down the path toward retail competition, with some states eliminating vertically-integrated monopolies through significant divestiture of generating assets (as Nevada has done), and as the growth of liquidity in wholesale markets continues, coordination though market operations, and not through joint dispatch, will be the primary means of achieving the efficiency of operations formerly effected through joint dispatch. In a competitive market, coordination of regional generation facilities and efficiency in generation dispatch will be achieved through a combination of competitive bidding for generation sales, which will ensure economic dispatch, as well as through RTOs, which will coordinate generation maintenance schedules and generation dispatch for system reliability purposes.

               Accordingly, Applicants believe that under current circumstances the Act's coordination requirement is satisfied if utilities are able to achieve efficiencies through such measures as coordinated power service operations that do not necessarily involve joint dispatch in the traditional sense; coordinated transmission through membership in RTOs; coordinated marketing efforts, both as a buyer and seller of electricity; the integration of administration and general services and programs; and gas/electric convergence measures, which will lead to lower costs for gas as a fuel for the generation of electricity. In light of the developments that have occurred in the electric utility industry and the regulatory framework that applies pertains to it, Applicants believe the coordination of utilities in the current marketplace must be achieved through these market and contractual arrangements rather than through historical joint dispatch.

               While Applicants wish to highlight current practices in the industry, it is important to note that this is not a matter of first impression. Nearly a decade ago, the Commission found that the coordination requirement could be satisfied even where a system's generating units are not jointly dispatched and even where power never flows between two parts of the system. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd by Environmental Action, Inc., supra (approving Sierra Pacific's participation in a consortium of utilities acquiring interests in a company that would own and operate the Thousand Springs generating unit); Electric Energy, Inc., supra (approving the acquisition by a consortium of utilities of interests in a company that would own and operate a generating unit). In these cases the Commission authorized holding companies to join a consortium of utilities to acquire interests in companies formed solely for the purpose of operating a generating plant. In neither case, however, did the participating holding companies commit to joint dispatch of the plants or to coordinating the output of the plants with the rest of their systems. Rather, the consortium participants were to take output from the shared facilities only where it was available and/or economical from the perspective of the individual owner. The Commission found in both cases that the plants at issue could be operated as part of a coordinated system within the meaning of Section 2(a)(29)(A) where the owner holding companies relied on their own market criteria rather than dispatch procedures and protocols to utilize the facilities in question on a joint basis.

               Moreover, in applying the integration standard, the Commission consistently has looked beyond the coordination of generation and transmission within a system and considered the coordination of other activities, including services and interrelated operations. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2,
1956) (integration is accomplished through central load dispatching as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (Mar. 20,
1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sep. 13, 1955), rev'd sub nom. Louisiana Public Service Commission v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957) (integration accomplished through an operating committee coordinating not only central dispatching but also of construction programs, maintenance of records and necessary reports, and other interrelated operations); North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration demonstrated by exchange of power, coordination of future demand, sharing of extensive experience regarding engineering and other operating problems, and furnishing of financial support to company being acquired.); see also NIPSCO, supra (functional merger of Bay States and NIPSCO gas supply department through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.").

               Applicants will satisfy the coordination requirement in several ways. First, Sierra Pacific can coordinate the dispatch of PGE's generation assets with SPPC's and Nevada Power's purchases of power from wholesale markets.(22) Specifically, Sierra Pacific will coordinate the purchase from third parties of electricity needed to meet the individual requirements of each of its members systems, achieving economies of scale by aggregating energy purchases. PGE, SPPC, and Nevada Power already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. The Contract Paths described above will contribute to facilitating these coordinating activities.

               Second, SPPC, Nevada Power, and PGE will coordinate transmission functions, including transmission access, system operation, planning, and system expansion functions. Transmission and substation maintenance functions also will be integrated and SPPC, Nevada Power, and PGE will share resources during emergencies. Until such time as SPPC, Nevada Power, and PGE join RTOs, the combined company will operate its transmission systems pursuant to a OATT filed with FERC, which will establish a single "license plate" rate for transmission services that utilize the facilities of SPPC, Nevada Power, and/or PGE. Upon joining RTOs, Sierra Pacific will work to ensure that the relevant RTO tariffs provide for reciprocity to prevent "pancaked" rates for use of the combined company's system.

----------

(22) Once divestiture is complete, SPPC and Nevada Power will rely completely on the wholesale power market to meet their loads.


               Third, Nevada Power, SPPC, and PGE will integrate many services, including accounting and finance, human resources, information services, external relations, legal and executive administration, customer service, marketing and sales, and purchasing and materials management. As described in the concurrent Application/Declaration, File No. 70-9621, seeking authorization to form Sierra Pacific Services, a service company for the Sierra Pacific system, Sierra Pacific will consolidate and carry out the accounting functions of the combined company through a single system. A single team, operating out of one or more locations will manage a single accounting organization. Sierra Pacific will, as set forth in the concurrent Application/Declaration, achieve additional integration of the combined system through coordinated information system networks, customer service, procurement, organizational structures for power purchases, energy delivery, and customer relations, as well as additional support services.

               In short, the combined company will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system.

        (iii)  Single Area or Region

               As required by Section 2(a)(29)(A), the operations of the post-Transaction Sierra Pacific system will be confined to a "single area or region in one or more States." The Act clearly recognizes the relative nature of this issue. While it does not define "area" and "region," the term "single area or region" clearly does not confine a system's operations to a small geographic area or a single state. On the contrary, the statute specifies no specific size limitation but rather provides, as long recognized by the Commission, that practical considerations must inform the question of size, including the system's effect, if any, on the "advantages of localized management, efficient operation, and the effectiveness of regulations"(23) in light of "the state of the art and the area or region effected."

----------

(23) NIPSCO, supra (analyzing the single area or region requirement for gas utility properties, the Commission noted that the acquisition would not have "an adverse effect upon localized management, efficient operation or effective operation").


               Moreover, the SEC Staff have recommended that the Commission "interpret the 'single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical" 1995 Report at 66, 69. Staff has recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of . . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non-contiguous service territories." Id. at
69. It also has recognized that the concept of "geographic integration" has been affected by "technological advances in the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. The Commission has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the Act] to take into account technological advances." NIPSCO, supra; Sempra, Holding Co. Act Release No. 27095 (Oct. 25, 1999) [hereinafter Sempra].

               The Applicants believe that the post-Transaction Sierra Pacific system will satisfy the "single area or region" requirement. While the electric service territories of the Nevada Power, SPPC and PGE systems do not overlap, they nonetheless are in the same "area or region." The systems of Nevada Power and SPPC are located predominantly in Nevada.(24) The PGE system is located entirely within the adjoining state of Oregon. The distance between the PGE and SPPC systems is approximately 325 miles. Maps showing the service territories and transmission systems of SPPC, Nevada Power, and PGE and the surrounding region are attached hereto at Exhibits
E-1 through E-3 and E-5 through E-7, respectively. The Commission previously has found that combining systems need not be contiguous in order to meet the "single area or region" test. See, e.g., Conectiv, supra; cf.
New Century, supra (integration test met where entities planned to build a 300 mile transmission line to interconnect systems operating in noncontiguous territories).

----------

(24) The service territories of Nevada Power and SPPC are separated geographi cally by 38 miles. Located between their service territories is federal land, including a Nevada test site and the Nellis Air Force Base bombing range, that impedes direct physical interconnection.


               The Transaction represents a logical extension of the Sierra Pacific's system's existing service territory in light of contemporary circumstances. As the Commission has recognized, the concept of area or region is not a static one and must be refashioned to take into account the present realities of the electric industry, consistent with the provisions of the Act. These present realities have effectively shrunk the world in which the industry operates. Thus, more than 50 years after the Commission's finding that the seven-state American Electric Power Company system operates within a single area or region, American Gas & Electric Co., Holding Co. Act Release No. 6333 (Dec. 26, 1945), the concept of a region under Section 2(a)(29)(A) surely includes the two-state area that comprises the post-Transaction Sierra Pacific system.

        (iv)   Localized Management, Efficient Operation, and Effective
               Regulation

               The final clause of Section 2(a)(29)(A) requires the Commission to consider the size of the post-Transaction Sierra Pacific system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. The size of the post-Transaction Sierra Pacific system will not impair the advantages of localized management, the efficient operation of the system, or the effectiveness of regulation. Instead, the Transaction actually will increase the efficiency of operations.

               Localized Management - The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," Centerior, supra, or where the acquired company's management would remain substantially intact. AEP, supra. The Commission has noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra.
The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." Id.

               The management of the post-Transaction Sierra Pacific system will be drawn primarily from the existing management of Sierra Pacific and PGE and their subsidiaries. Sierra Pacific will continue to maintain its system headquarters in Reno, Nevada and will integrate the organizational structures of the combined company. Changes to the management of the combined company and its subsidiaries may be made in order to achieve the economies associated with the Transaction, as discussed in Item 3.A.2.b. herein. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. Sierra Pacific expects the post-Transaction system will preserve the well-established delegations of authority - currently in place at Sierra Pacific and PGE - which permit the local, district, and regional management teams to budget for, operate, and maintain the electric distribution system, to procure materials and supplies, and to schedule work forces in order to continue to provide the high quality of service which customers of Sierra Pacific and PGE have enjoyed in the past. Accordingly, the advantages of localized management will not be impaired.

               Efficient Operation - As discussed above in the analysis of
Section 10(b)(1), the size of the post-Transaction Sierra Pacific will not impede efficient operation; rather, the Transaction will result in significant economies and efficiencies as described in Item 3(A)(2)(b) below. Operations are more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices, and closer coordination of system-wide matters.

               Effective Regulation - The Transaction will not impair the effectiveness of regulation at either the state or the federal level. On a state level, the Commission has found that the effectiveness of regulation is not impaired where the same state regulators have jurisdiction both before and after a merger. See, e.g., Conectiv, supra; General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) [hereinafter GPU]. The electric utility subsidiaries of Sierra Pacific will continue to be regulated by the Nevada PUC with respect to retail rates, service, and related matters. PGE will continue to be regulated by the Oregon PUC with respect to retail rates, service, and related matters.

               On the federal level, the post-Transaction Sierra Pacific system will continue to be regulated by the Commission. The electric utility subsidiaries of the combined system will continued to be regulated by the FERC with respect to interstate electric sales for resale and transmission services and by the NRC with respect to the operation of nuclear facilities. The jurisdiction of other federal regulators is similarly unaffected.


Retention and Acquisition of Non-Utility Businesses

               In complying with Section 10(c)(1)'s requirement that the Transaction not be "detrimental to the carrying out of the provisions of
Section 11," the Commission also must consider whether the retention and/or acquisition by Sierra Pacific of the non-utility businesses of SPPC, Nevada Power, PGE, and PGH II satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11."). Section 11(b)(1) of the Act requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." The Commission has interpreted these provisions to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its nonutility activities.(25) As demonstrated by the adoption of Rule 58, however, the Commission increasingly has responded to developments in the utility industry by expanding its concept of a functional relationship.(26)

----------

(25) See, e.g., Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

(26) See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Non-Utility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997).



               The retention of SPPC's existing water system conforms to the "other businesses" standards of the Act as previously determined by the Commission. SPPC has operated its natural gas system and its water system on an integrated basis for over 100 years. Operating within a single division of SPPC, the gas and water systems are closely associated, making divestiture of the water system costly and contrary to the public interest. Divestiture of SPPC's water system would result in substantial divestiture costs and the loss in significant operating revenues, amounting to $49.1 million in 1998. Retention of SPPC's water system will not be detrimental to the public interest or the interests of investors or consumers; rather, it will be beneficial to investors, consumers, and the public at large. See, e.g. WPL Holdings, Holding Co. Act Release Act No. 26856 (Apr. 14,
1998) (permitting retention of water system).

               The retention of the non-utility interests of SPPC and of Nevada Power, as well as the acquisition of PGH II and the non-utility businesses of PGE, also conforms to the "other businesses" standards of the Act. For a description of these non-utility activities, see Items 1(A)(1)(c) and 1(A)(2) above. All of these activities fall within the definition of an energy-related company as provided in Rule 58, are otherwise functionally related, are de minimis and should be permitted to be retained, or are within the definition of an exempt telecommunications company as provided in Section 34 of the Act. Accordingly, these businesses will have a functional relationship with the utility operations of the post-Transaction Sierra Pacific system and, as such, Sierra Pacific should be permitted to retain and/or acquire the businesses.(27)

----------

(27) The Applicants request that, in approving Sierra Pacific's retention of PGH II, the Commission exclude Sierra Pacific's investments in PGH II and in other non-utility companies already owned by Sierra Pacific from the limitation on investment in energy-related companies under Rule 58. See New Century, supra (excluding from Rule 58 limitations investments in non-utility businesses prior to New Century's registration as a holding company under the Act).


Retention of the SPPC Gas System

               In complying with Section 10(c)(1)'s requirement that the Transaction not be "detrimental to the carrying out of the provisions of
Section 11," the Commission also must consider whether the retention of SPPC's gas system satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11."). The Commission historically has interpreted this provision to require registered holding companies to be comprised of either an integrated gas system or an integrated electric system, but not both. To the extent an integrated electric system seeks to retain a gas system, the electric system must satisfy the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secure by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." The Applicants believe the requirements of the "A-B-C" clauses are met and, as such, request authority to retain the SPPC gas system.

               (A)    Loss of Economies

               The Commission has interpreted Clause A to require a showing that the "additional system could not be operated under separate ownership without a loss of economies 'so important as to cause a serious impairment of that system' and 'substantial in the sense that they were important to the ability of the additional system to operate soundly.'" Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (internal citations omitted). In its 1995 Report, however, the SEC Staff noted that, in a competitive utility environment, any loss of economies threatens a utility's competitive position and even a "small" loss of economies could render a utility vulnerable to significant erosion of its competitive position.

               Historically, the Commission has measured projected loss of economies associated with divestiture as a percentage of: (i) total utility operating revenues; (ii) total utility expense or "operating revenue deductions"; (iii) gross utility income; and (iv) net utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross gas income, and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., Holding Co. Act Release No. 1,632 (Sept. 16, 1942). The loss of economies associated with divestiture of the SPPC gas system easily satisfies these thresholds.

               As set forth in the gas system retention study, attached hereto as Exhibit H-1, Sierra Pacific would suffer approximately $16.4 million in economic losses if required to divest the SPPC gas system. Specifically, the projected impact on Sierra Pacific's shareholders would be a 15.8% loss of operating revenues, a 18.7% loss of operating revenue deductions, a 100.1% loss of gross gas income, and a 149.0% loss of net income. These ratios are well above the cost increases indicated in Engineers Public Service, supra. The table below shows the 1998 gas operating revenues, gas operating revenue deductions, gas gross income, and gas net income of the SPPC gas system:

Gas Operating         Gas Operating             Gas Gross       Gas Net
Revenues              Revenue Deductions        Income          Income
---------------       ------------------        ---------       --------

$99,531,525           $83,854,133               $15,677,392     $10,534,969


               In order to recover the lost economies and income taxes associated with divestiture, the party acquiring the SPPC gas system would be required to raise rates for SPPC's current gas utility customers by approximately 16.5%. Divesting SPPC's gas system also would result in a rate increase for SPPC's remaining electric customer of approximately $4.0 million, roughly 0.75% over current rates. Moreover, divestiture of SPPC's gas system would cause a significant, although difficult to quantify, amount of damages to SPPC's ability to compete in the marketplace, resulting in further increased costs to SPPC's current customers. Given these significant loss of economies and resulting rate increases, Applicants respectfully submit the Commission should find the standards of Clause A satisfied with respect to the SPPC gas system.

               (B)    Same State or Adjoining States

               The retention of SPPC's gas system does not raise any issue under Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a state in which the single integrated public utility operates, or in states adjoining such a state, or in a foreign country contiguous thereto." Engineers Public Service Co., Holding Co. Act Release No. 2897 (July 23, 1941), rev'd on other grounds, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788
(1947). SPPC's gas system is located entirely within the state of Nevada and, as such, the requirement that the additional system be located in one state or adjoining states is satisfied.

               (C) Localized Management, Efficient Operation, and Effective Regulation

               Finally, retention of the SPPC gas system as an additional integrated system raises no issues under Section 11(b)(1)(C) of the Act. SPPC's gas system already is incorporated into the Sierra Pacific system and, after the Transaction, the management of SPPC's gas system will remain unchanged. The operation of the SPPC gas system in no way impairs the economic operation of SPPC's electric system and, in fact, provides substantial benefits. Retention of the SPPC gas system also will not effect the regulation of the post-Transaction Sierra Pacific system. SPPC's gas operations will remain subject to regulation by the Nevada PUC and the FERC, as well as other federal regulators.

                     (B)    SECTION 11(B)(2) - STRUCTURE AND VOTING POWER

               Section 11(b)(2) of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The Transaction is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated, as discussed in Item 3(A)(1)(c) above. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd sub nom. Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis). Similarly, the Transaction does not inequitably distribute voting power among security holders. SPPC and Nevada Power will remain wholly-owned subsidiaries of Sierra Pacific and will be joined by PGE and PGH II, which also will be wholly-owned subsidiaries of Sierra Pacific. The voting power of all relevant shareholders will remain unchanged.

               Section 11(b)(2) also requires Sierra Pacific to have a simple corporate structure. See, e.g., TUC Holding, supra at n. 20. In particular, Section 11(b)(2) limits a registered holding company system to no more than two tiers of holding companies and directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system." The Transaction satisfies these requirements. First, only one holding company - Sierra Pacific - will exist after the Transaction, as the combined corporate organization chart in Exhibit E-11 demonstrates. Second, the acquisition of PGE and PGH II by Sierra Pacific will not unduly or unnecessarily complicate the structure of the Sierra Pacific system. Rather, the consolidation of PGE and PGH II as first-tier subsidiaries is a straightforward way to integrate the Sierra Pacific system and does not serve to complicate the structure of the system.

               B.     SECTION 10(C)(2).

               Section 10(c)(2) further requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." Because the Transaction is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of the post-Transaction Sierra Pacific system.

               The Transaction will produce economies and efficiencies more than sufficient to satisfy the requirements of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra. As the Commission has noted, while some benefits cannot be precisely estimated, they nonetheless may be considered for purposes of
Section 10(c)(2): "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra. In addition, benefits realized by an acquisition need not be immediate. As the Commission has stated, "the underlying advantages of affiliation should be assessed on a long-term basis." WPL Holdings, Holding Co. Act Release No. 25377 (Sep. 18, 1991), citing AEP, supra ("Some of the anticipated savings may not immediately happen .... Yet the underlying economic advantages [of the affiliation] remain.").

               The Applicants estimate the nominal dollar value of synergies from the Transaction to be in excess of $40 million per year over a 10-year period. These expected savings will meet or exceed the anticipated savings in an number of recent acquisitions approved by the Commission. See, e.g., IE Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sep. 26, 1990) (estimated savings of $25 million over five years).

               The Applicants anticipate opportunities for savings as a result of, among other things, (i) labor savings through the consolidation of functions, the elimination of duplicative activities, and the realization of combined productivity efficiencies, (ii) nonlabor savings through the consolidation of overlapping or duplicative programs and expenses, including advertising, benefits administration, insurance, information services, facilities, vehicles, and research and development, and (iii) non-fuel purchasing economies through the combined procurement of material and services and through the reduction in contract services on which PGE currently relies.

               In addition to these benefits, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. First, the combined company will be able to meet more effectively the challenges of the increasingly competitive environment in the utility industry than either Sierra Pacific or PGE standing along. See WPL Holdings, Inc., Holding Co. Act Release No. 25096 (May 25, 1990) (benefits supporting Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing . . ."). In particular, the Transaction will create the opportunity for strategic, financial, and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. Second, the combined Sierra Pacific system will be able to draw on a larger and more diverse senior-level management to lead the new company forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. Finally, the combined system will be larger and more diverse than either of Sierra Pacific or PGE as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

        3.     SECTION 10(F).

               To approve an acquisition, the Commission is required, under
Section 10(f), to find that the acquisition has complied with all applicable state laws. The Transaction is conditioned expressly on receipt of all required regulatory approvals, including that of the Oregon PUC. The Applicants have filed an Application with the Oregon PUC, a copy of which is attached hereto as Exhibit D-3. The Applicants do not believe the Transaction is subject to the jurisdiction of the Nevada PUC. Accordingly, Applicants have filed a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction, a copy of which is attached hereto as Exhibit D-1. When these approvals and/or orders have been received, the Transaction will comply with Section 10(f).

B.      FINANCING OF THE ACQUISITION.

               This Application/Declaration also seeks the authorization and approval of the Commission with respect to issuances and sales of securities to finance the Transaction. A separate Application/Declaration will be filed in the near future to request additional financing authority to maintain existing financing facilities after the Transaction and to meet the capital requirements for the Sierra Pacific system after the Transaction and the registration of Sierra Pacific as a holding company. Specifically, in order to ensure that the Sierra Pacific may raise the cash consideration required to consummate the Transaction, Sierra Pacific hereby requests authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of one year from the date of such order (the "Authorization Period"). To the extent the terms and conditions of such financing transactions are not yet finalized, the Applicants request the Commission reserve jurisdiction over those aspects of the financing request.

        1.     OVERVIEW OF THE FINANCING REQUEST

               Sierra Pacific hereby requests authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application/Declaration will give Sierra Pacific the flexibility to raise the funds required to consummate the acquisition of PGE in the most efficient and cost-effective manner. Sierra Pacific anticipates that it will finance most of the consideration required to consummate the Transaction through the use of short-term debt authorized by this Application/Declaration, such as commercial paper, money market notes and/or bank loans. Depending on interest rates at the time of the Transaction closing, it may also be cost-effective to issue some of the long-term debt authorized by this Application/Declaration at that time. However, the aggregate amount of short-term and long-term debt outstanding to finance the Transaction will not exceed $2.1 billion.

               After the Transaction is consummated, Sierra Pacific plans to pay off part of the outstanding short-term debt incurred to fund the Transaction consideration with the proceeds of the sale of the electric generation assets of SPPC and Nevada Power and to further reduce holding company debt through issuance of additional common stock or the proceeds from the divestiture of certain non-core assets. Sierra Pacific then plans to refinance within the Authorization Period the remaining balance of this short-term debt with one or more forms of long-term debt and hybrid securities authorized by this Application/Declaration. All of the financing required to raise the Transaction consideration will be effected at the holding company level. Consequently, the authorizations sought in this Application/Declaration relate only to Sierra Pacific. Again, a separate Application/Declaration will be filed in the near future to address the financing needs of the Sierra Pacific system after the Transaction.

               Immediately following the acquisition of PGE, Sierra Pacific contemplates it will have a consolidated common equity ratio of 20.8 percent as a result of the issuance of $2.1 billion of holding company debt, assuming that none of the sales of its Nevada generating facilities will have closed by the time of the Transaction. However, by June 30, 2001, Sierra will increase its consolidated common equity to approximately 29 percent as a result of: (a) proceeds from the sale of generating assets of Sierra Pacific and Nevada Power aggregating approximately $1 billion, 100 percent of which will reduce debt of the consolidated company;(28) (b) proceeds from divestiture of certain non-core assets, or some combination of common equity and divestiture of such non-core assets, which together would be approximately equivalent to the issuance of $260 million in terms of impact on Sierra Pacific's equity ratio; (c) issuance of up to $600 million of hybrid securities;(29) and (d) increased retained earnings realized from the combined operations of Sierra and PGE aggregating approximately $80 million in 2000 and $100 million in 2001. Based on present expectations, Sierra Pacific believes that these actions, in combination with increases in retained earnings from operations, will increase its consolidated common equity to 30 percent within 24 months following the Transaction.


--------------

(28) Of the $1 billion asset-sale proceeds, approximately $570 million will be used to pay down acquisition debt at the holding company level, approxi mately $190 million will be used to pay down debt currently held by SPPC, and approximately $270 million will be used to pay down debt currently held by Nevada Power.

(29) These hybrid securities will be either mandatorily convertible securities or trust originated preferred securities, depending on market conditions. Such mandatorily convertible securities would be either preferred stock or long-term, unsecured debt securities of Sierra Pacific which will convert to common equity no longer than three years following the date of issue. Such trust originated preferred securities would be issued by a special purpose financing subsidiary of Sierra Pacific, the common securities of which will be owned by Sierra Pacific. The sole purpose of the special purpose entity would be to issue the trust originated preferred securities and lend the proceeds thereof to Sierra Pacific. Such request is consistent with the Commission's recent order in Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). The Applicants further request the Commission reserve jurisdiction with respect to the terms and conditions of such hybrid securities.


               Sierra Pacific's goal is to achieve a consolidated common equity ratio of 30 percent or better as quickly as possible consistent with balancing the needs of all stakeholders and to reduce its consolidated debt ratio to 60% or lower and would hope to do so before two years after consummation of the Transaction. Applicants note the Commission has approved ratios of consolidated common equity to total capitalization ratios as low as 27.6 percent. Northeast Utilities, supra. Applicants believe in light of the steps to be taken by Sierra Pacific in the year immediately following the acquisition to increase its consolidated common equity as outlined above, it is entirely proper that Sierra Pacific be allowed to finance such acquisition as described above.

               Set forth below are summaries of the historical capital structures of Sierra Pacific and PGE as of December 31, 1999, and the pro forma consolidated capital structure of Sierra Pacific, PGE, and PGH II as of the same date:



                               Sierra Pacific Capital Structure
                                    (dollars in thousands)


SIERRA PACIFIC                                   (A)               (B)           (C)               (D)
CONSOLIDATED               12/31/99            12/31/00           3/31/01       6/30/01           6/30/01           12/31/01

     Common Equity          $1,477   34.5%   $1,541    20.8%   $1,556   22.9%  $1,571   24.5%   $1,831    28.6%   $1,860   28.6%
     Preferred Stock          $287    6.7%     $323     4.4%     $323    4.7%    $323    5.0%     $923    14.4%    $923    14.2%
     Total Debt             $2,514   58.8%   $5,543    74.8%   $4,926   72.4%  $4,514   70.4%   $3,654    57.0%   $3,719   57.2%
                            ------   -----   ------   ------   ------  ------  ------  ------   ------    -----   ------  ------
     Total Capitalization   $4,279    100%   $7,407     100%   $6,805    100%  $6,408    100%   $6,408    100%    $6,503    100%

SPPC

     Common Equity            $674    41.8%    $702     42.9%    $593    42.1%   $523   41.4%    $523     41.4%    $539    42.0%
     Preferred Stock           $99     6.1%     $99      6.0%     $99     7.0%    $99    7.8%     $99     7.8%     $99      7.7%
     Total Debt               $898    52.0%    $834     51.0%    $719    50.9%   $640   50.7%    $640     50.7%    $646    50.4%
                            ------   ------  ------    ------  ------   ------ ------  ------  ------     -----    ----    -----
     Total Capitalization   $1,610     100%  $1,635      100%  $1,409     100% $1,262    100%  $1,262    100%    $1,283    100%

NEVADA POWER

     Common Equity            $823    37.2%  $1,031     45.8%    $816    43.2%   $674   40.7%    $674     40.7%    $689    40.6%
     Preferred Stock          $189     8.5%    $195      8.7%    $195    10.3%   $195   11.8%    $195     11.8%    $195    11.5%
     Total Debt             $1,203    54.3%  $1.024     45.5%    $878    46.5%   $786   47.5%    $786     47.5%    $815    48.0%
                            ------    -----  ------    ------  ------    ----- ------   -----  ------     -----    ----    -----
     Total Capitalization   $2,215     100%  $2,250      100%  $1,889     100% $1,655    100%  $1,655    100%    $1,699    100%

PGE

     Common Equity          $1,041    50.3%  $1.041     49.9%  $1,029    49.4% $1,017   48.9%   $1,017    48.9%    $992    48.0%
     Preferred Stock           $30     1.4%     $30      1.4%     $30     1.4%    $30    1.4%      $30     1.4%     $30     1.5%
     Total Debt               $999    48.3%  $1,017     48.7%  $1,024    49.2% $1,031   49.6%   $1,031    49.6%   $1,045   50.5%
                            ------   ------  ------    -----   ------    ----- ------   -----   ------    -----   ------   -----
     Total Capitalization   $2,070     100%  $2,088      100%  $2,083     100% $2,078    100%   $2,078    100%    $2,067    100%

TOTAL COMBINED COMPANY (EQUITY IS SUM OF SPPC, NEVADA POWER AND PGE)
--------------------------------------------------------------------

     Common Equity          $2,538    47.5%  $2,774     32.1%  $2,438    31.7% $2,214   31.4%   $2,214    32.6%   $2,220   32.4%
     Preferred Stock          $287     5.4%    $323      3.7%    $323     4.2%   $323    4.6%     $923     13.6%    $923   13.5%
     Total Debt             $2,514    47.1%  $5,543     64.1%  $4,926    64.1% $4,514   64.0%   $3,654    53.8%   $3,719   54.2%
                            ------    -----  ------     -----  ------    ----- ------   -----   ------    -----   ------   -----
     Total Capitalization   $5,339     100%  $8,641      100%  $7,686     100% $7,052    100%   $6,792    100%    $6,823    100%


SIERRA PACIFIC
CONSOLIDATED                         12/31/02

     Common Equity                 $1,991  30.0%
     Preferred Stock                $923   13.9%
     Total Debt                    $3,713  56.0%
                                   ------ ------
     Total Capitalization          $6,627   100%

SPPC

     Common Equity                  $565   42.0%
     Preferred Stock                 $99    7.3%
     Total Debt                     $683   50.7%
                                  ------   -----
     Total Capitalization         $1,346    100%

NEVADA POWER

     Common Equity                  $726   40.7%
     Preferred Stock                $195   10.9%
     Total Debt                     $864   48.4%
                                  ------   -----
     Total Capitalization         $1,785    100%

PGE

     Common Equity                  $983   48.0%
     Preferred Stock                 $30    1.5%
     Total Debt                   $1,036   50.6%
                                  ------   -----
     Total Capitalization         $2,049    100%

TOTAL COMBINED COMPANY (EQUITY IS SUM OF SPPC, NEVADA POWER AND PGE)
--------------------------------------------------------------------

     Common Equity                $2,274   32.9%
     Preferred Stock                $923   13.4%
     Total Debt                   $3,713   53.7%
                                  ------   -----
     Total Capitalization         $6,910    100%


       ASSUMPTIONS
       (A) PGE Acquisition closes 12/31/00
       (B) First 60% of generation assets divested
       (C) Remaining 40% of generation assets divested (no common equity or trust preferred stock issued)
       (D) Combined result of: divestiture of remaining 40% of generation assets; issuance of $260 million in common equity ($18.00/share) or combination of asset sales and common equity; and issuance of $600 million in hybrid securities ($18.00/share)




               The financing authorizations requested herein relate to (a)
(i) external issuances by Sierra Pacific of long-term debt, short-term debt, commercial paper and other securities for cash and (ii) the entering into by Sierra Pacific of transactions to manage interest rate risk ("hedging transactions"); and (b) entering into credit facilities or loan agreements with commercial or investment banks, both for purposes of direct borrowings and to serve as back-up for commercial paper programs.

        2.     PARAMETERS FOR FINANCING AUTHORIZATION

               Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not available at this time, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

               A.     EFFECTIVE COST OF MONEY ON BORROWINGS

               The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed 500 basis points over the comparable term U.S. Treasury securities, and the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

               B.     MATURITY OF DEBT

               The maturity of indebtedness will not exceed 50 years.

               C.     ISSUANCE EXPENSES

               The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5 percent of the principal or total amount of the security being issued.

               D.     USE OF PROCEEDS

               The proceeds from the sale of securities in external financing transactions pursuant to this Application/Declaration will be used (i) to pay the consideration required in order to consummate the Transaction; (ii) to refinance short-term debt originally incurred to raise all or a portion of the Transaction consideration; or (iii) for general corporate purposes.

        3.     DESCRIPTION OF SPECIFIC TYPES OF FINANCING

               Sierra Pacific requests authorization to obtain funds externally through sales of short-term debt and long-term debt securities. In addition, Sierra Pacific seeks the flexibility to enter into certain hedging transactions to manage rate risk and authority to issue and sell other types of securities, as described below.

               A.     SHORT-TERM DEBT

               Sierra Pacific requests Commission authorization during the Authorization Period to issue short-term debt securities in an amount not to exceed $2.1 billion. This amount consists of financing for the Transaction consideration of approximately $2.1 billion. Sierra Pacific anticipates that most of the Transaction consideration will be funded temporarily through the use of short-term debt. This short-term debt will be paid off in part with the proceeds of the divestiture of SPPC's and Nevada Power's electric generation assets, and the sale of common equity or certain non-core assets with the balance refinanced within the Authorization Period through long-term debt or other securities or proceeds from the divestiture of certain non-core assets. The short-term debt will consist of one or more of the following: bank borrowings, commercial paper, money market notes, floating rate or variable notes (all as described below).

               Sierra Pacific currently maintains a committed line of credit for $300 million under an unsecured revolving credit facility with Mellon Bank, First Union National Bank and Wells Fargo, as syndication agents. This facility may be used for working capital and general corporate purposes, including for commercial paper backup. It is anticipated that all or a portion of the short-term debt used to fund the Transaction will be borrowed by Sierra Pacific, either through its existing credit facility or through one or more new facilities to be entered into prior to the Transaction. These amounts are included within the overall authorization amount requested above.

               Sierra Pacific also may sell commercial paper in established domestic or European commercial paper markets to provide temporary funding of the Transaction consideration. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Sierra Pacific will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies. The commercial paper programs will be backed up by the bank credit facilities described above.

               Sierra Pacific also may incur short-term debt through the issuance of instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes". This type of debt is usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bears an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set by an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, although it is possible that they may be offered in one or more of the manners described under Long-Term Debt below. The maturity of these notes may vary from less than one year to up to three years. Hence, they are referenced in this Application/ Declaration both under Short-Term Debt and Long-Term Debt. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Item 3.B.2 above.

               B.     LONG-TERM DEBT

               Sierra Pacific requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount not to exceed $2.1 billion. This amount would be used to refinance short-term debt originally incurred to finance the Transaction consideration of $2.1 billion. Such long-term debt securities would be comprised of (a) unsecured notes, debentures, medium-term notes, or other debt securities under an indenture (the "Sierra Pacific Indenture"), (b) instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes" with maturities of greater than one year or (c) long-term loans from commercial or investment banks pursuant to credit facilities or loan agreements. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Sierra Pacific may determine at the time of issuance. The request for authorization for Sierra Pacific to issue long-term debt securities is consistent with authorization that the Commission has granted to other holding companies. See CINergy Corp., supra (authorizing issuance of up to $400 million of unsecured debt securities).

                   (I) TERMS OF SIERRA PACIFIC INDENTURE

               Sierra Pacific has filed a universal shelf registration with the Commission on June 8, 1999 (Registration No. 333-80149). As part of that filing, Sierra Pacific filed a form of the Sierra Pacific Indenture, which will permit the issuance of a wide variety of unsecured debt securities in one or more series. On May 9, 2000, Sierra Pacific issued $300 million of notes under the shelf registration.(30) Proceeds from this issuance were utilized to retire the remaining balance of short-term debt incurred to complete the merger of Sierra Pacific and Nevada Power Company. Sierra Pacific currently anticipates no further issuance under the existing shelf registration.(31) Rather, Sierra Pacific expects to file a new universal shelf registration with the Commission for the issuance of long-term debt securities authorized pursuant to this Application/Declaration and may continue to utilize the Sierra Pacific Indenture for any such issuance. The Sierra Pacific Indenture, attached hereto as Exhibit K-1, will be qualified under the Trust Indenture Act of 1939, as amended.

               The Sierra Pacific Indenture will permit debt securities with a number of variable terms, such as the principal amounts (including original issue discount), interest rates (including those based on a formula or index), redemption terms, sinking funds, currency of payment, denominations, events of default, etc., to be included or excluded or made applicable to a particular series of securities.

------------

(30) Unrelated to the issuance under the Indenture, Sierra Pacific also issued $300 million of floating rate notes on April 20, 2000. From the proceeds of this issuance, $100 million was invested in Nevada Power to reduce debt and strengthen Nevada Power's capitalization and $200 million was used to reduce short term debt at the holding company level incurred to complete the merger of Sierra Pacific and Nevada Power.

(31) To the extent such issuance is made under the shelf registration, however, the issuance would be subject to the aggregate $2.1 billion limit on short-term and long-term debt and to the parameters of the Commission's financ ing authorization.


These terms will be set forth either in (i) a supplemental indenture or
(ii) an officer's certificate and company order, as applicable. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes,""debentures" or "medium-term notes." The Sierra Pacific Indenture will also permit any series of securities to be issued either in certificated form or in "global" form (i.e., transferable only by book-entry on the records of a securities depository such as The Depository Trust Company).

               Other than certain provisions relating to restrictions on liens, mergers and the sale of significant subsidiaries, the Sierra Pacific Indenture will contain no negative covenants or restrictions. Any additional covenants or restrictions negotiated at the time of issuance will be included in either (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable, establishing a particular security. The Sierra Pacific Indenture will contain the following event of default provisions: (i) defaults in payment of the Sierra Pacific Indenture securities; (ii) defaults under covenants under the Sierra Pacific Indenture, (iii) failures to comply with instruments governing other indebtedness and certain other agreements; and (iv) certain events of insolvency with respect to Sierra Pacific subject, as applicable, to customary grace periods.

               A copy of any new supplemental indenture under the Sierra Pacific Indenture or an officer's certificate and company order executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

               Sierra Pacific may sell Long-Term Debt securities covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or a single purchaser, including sales made pursuant to Rule 144A. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Sierra Pacific) or directly by one or more underwriters acting alone. The securities may be sold directly by Sierra Pacific or through agents designated by Sierra Pacific from time to time. If dealers are utilized in the sale of any of the securities, Sierra Pacific will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

                      (II) TERMS OF BORROWINGS FROM BANKS AND OTHER
                           FINANCIAL INSTITUTIONS

               Borrowings from commercial or investment banks and other financial institutions will be unsecured and will rank pari passu with debt securities issued under the Sierra Pacific Indenture and the short-term credit facilities (as described above). Specific terms of any borrowings will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Item 3.B.2 above. A copy of any additional note or agreement executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

                      (III)  TERMS OF MONEY MARKET NOTES AND SIMILAR
                             INSTRUMENTS

               As noted above under Short-Term Debt, Sierra Pacific may issue instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes". Although these notes frequently have maturities of less than one year, they can also be issued with maturities of up to three years. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above. As is the case with the short-term version of this instrument, these notes are usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bear an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set through an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A, although they may also be sold in one or more of the manners described above for other Long-Term Debt securities.

               C.     OTHER SECURITIES

               In addition to the specific securities for which authorization is sought herein, Sierra Pacific may also find it necessary or desirable to minimize financing costs or to obtain new capital under then-existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $2.1 billion limit on short-term and long-term debt and to the parameters on financing authorization discussed above. Sierra Pacific will undertake to file an amendment in this proceeding which will describe the general terms of each such securities and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by Sierra Pacific.

               D.     INTEREST RATE RISK MANAGEMENT DEVICES

               Sierra Pacific requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Sierra Pacific would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Sierra Pacific will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of Sierra Pacific's debt to which such interest rate swap relates. Sierra Pacific will only enter into interest rate swap agreements with counter parties whose senior debt ratings, as published by Standard & Poor's, A Division of The McGraw-Hill Companies, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co.

        4.     AMORTIZATION OF GOODWILL

               Sierra Pacific expects that the Transaction will result in the amortization of goodwill equal to the excess of consideration to be paid to Enron over the net value of assets acquired. Sierra Pacific estimates this goodwill to be approximately $845 million, which will be amortized at the holding company level over a forty year period. Accordingly, Sierra Pacific estimates a reduction in net income associated with this amortization of approximately $21 million per year. As this merger-related accounting adjustment will be recorded by Sierra Pacific, it will not affect the cash flow associated with the utility subsidiaries and there will be no need to pay dividends out of unearned surplus.


         5.    FILING OF CERTIFICATES OF NOTIFICATION

               It is proposed that, with respect to Sierra Pacific, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1933 Act be integrated with the reporting system under the Act. This integration would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Sierra Pacific. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter in which transactions occur.

               Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Sierra Pacific does not have, and after the Transaction will not retain, any EWGs or FUCOs. Therefore, Rules 53(a), (b) and (c) are satisfied.


ITEM 4.        REGULATORY APPROVAL.

               As stated above, the Transaction is conditioned on the Applicants' receipt of all relevant regulatory approvals. Set forth below is a summary of the regulatory requirements affecting the Transaction. In addition to required Commission approvals, the state utility commission of Oregon, the FERC, and the NRC have jurisdiction over various aspects of the Transaction.(32) Further, both Sierra Pacific and Enron are required to file notification and report forms under the HSR Act with the FTC and the DOJ with respect to the Transaction.

-----------

(32) The Transaction is not subject to approval of the California PUC as SPPC's utility operations in California will not be affected by the Transaction.


        A.     ANTITRUST CONSIDERATIONS

               The HSR Act and the rules promulgated thereunder prohibit the consummation of certain transactions (including the Transaction) until certain information has been submitted to the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. After the Applicants submitted their HSR Act filings, jurisdiction to review the Transaction was cleared to the DOJ, which subsequently closed its investigation of the Transaction without further action and the HSR Act waiting period expired on May 3, 2000.

        B.     ATOMIC ENERGY ACT

               PGE owns an interest in the Trojan nuclear electric generating station. The Trojan station ceased operations in 1993 and is currently being decommissioned. PGE holds NRC licenses with respect to its ownership interests in the Trojan station. Section 184 of the Atomic Energy Act provides that no license may be transferred, assigned or in any manner dispose of, directly or indirectly, through transfer of control of any license to any person, unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. PGE filed for such consent on January 14, 2000, a copy of such request is attached hereto as Exhibit D-7.

        C.     FEDERAL POWER ACT

               Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the FERC. Under Section 203, the FERC will approve a merger if it finds the mergers "consistent with the public interest." FERC has stated in a Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria: (i) the effect of the merger on competition in electric power markets, utilizing an initial screening approach derived from the DOJ/FTC Horizontal Mergers Guidelines to determine if a merger will result in an increase in an applicant's market power; (ii) the effect of the merger on the applicants' wholesale sales and transmission customers; and (iii) the effect of the merger on state and federal regulation of the applicants. Sierra Pacific and PGE jointly requested FERC approval of the Transaction on March 3, 2000.

        D.     NEVADA PUC

               The Applicants do not believe the Transaction is subject to the jurisdiction of the Nevada PUC. Accordingly, Applicants filed on January 7, 2000, a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction. The Petition for Declaratory Relief is attached hereto as Exhibit D-1. However, as described more fully in the concurrent Application/Declaration requesting approval to form Sierra Pacific Resources Services Company ("Sierra Pacific Services") (File 70-9621), the Nevada PUC has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the Transaction. The Services Agreement proposed in the concurrent Application/Declaration will supplant the earlier proposed agreement in the Nevada PUC docket.

        E.     OREGON PUC

               PGE is subject to the jurisdiction of the Oregon PUC. Pursuant to Oregon Revised Statutes Section 757.511, Oregon PUC approval is required for Sierra Pacific to acquire all of the common stock of PGE. The acquisition of PGH II is not subject to Oregon PUC jurisdiction. On January 18, 2000, Sierra Pacific filed with the Oregon PUC an Application to acquire PGE, which is attached hereto as Exhibit D-3.

               Except as set forth above, no other state or federal regulatory body has jurisdiction over the Transaction.


ITEM 5.        PROCEDURE.

               The Applicants respectfully request that the Commission issue and publish not later than June 2, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 27, 2000, by which comments may be entered and a date not later than September 1, 2000, as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

               The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS.

        A.     EXHIBITS.

A-1     Articles of Incorporation of Sierra Pacific*

A-2 By-Laws of Sierra Pacific (Exhibit (3)(A) to Form 10-K, File No. 1-8788, filed March 21, 1997, and incorporated herein by reference)*

A-3     Articles of Incorporation of PGE (Exhibit 4 to Form S-8,
        Registration No. 2-85001, filed July 7, 1983, and incorporated herein by reference)*

A-4 By-Laws of PGE (Exhibit 3 to Form 10-K, File No. 1-5532, filed March 22, 1999, and incorporated herein by reference)*

A-5     Articles of Incorporation of PGH II*

A-6     By-Laws of PGH II*

B-1     Stock Purchase Agreement (Appendix to Exhibit D-3 hereto)*

D-1     Petition for Declaratory Relief filed with the Nevada PUC*

D-2     Order of the Nevada PUC

D-3     Application to the Oregon PUC*

D-4     Order of the Oregon PUC**

D-5     Application to the FERC**

D-6     Order of the FERC**

D-7     Application to the NRC*

D-8     Order of the NRC**

E-1     Map of SPPC's service area*

E-2     Map of Nevada Power's service area*

E-3     Map of PGE's service area*

E-4 Map showing the combined service areas of SPPC, Nevada Power, and PGE*

E-5     Map showing the transmission system of SPPC (Exhibit E-1 hereto)*

E-6 Map showing the transmission system of Nevada Power (Exhibit E-2 hereto)*

E-7     Map showing the transmission system of PGE (Exhibit E-3 hereto)*

E-8     Sierra Pacific organization chart*

E-9     PGE organization chart*

E-10    PGH II organization chart*

E-11    Combined company organization chart after the Transaction*

F-1     Opinion of Counsel**

F-2     Past Tense Opinion of Counsel**

G-1 Sierra Pacific's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-8788, filed March 28, 2000, and incorporated herein by reference)

G-2 Sierra Pacific's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-8788, filed May 15, 2000, and incorporated herein by reference)

G-3 SPPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 0-508, filed March 28, 2000, and incorporated herein by reference)

G-4 SPPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-508, filed May 15, 2000, and incorporated herein by reference)

G-5 Nevada Power's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 2-28348, filed March 28, 2000, and incorporated herein by reference)

G-6 Nevada Power's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 2-28348, filed May 15, 2000, and incorporated herein by reference)

G-7 PGE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-5532-99, filed March 3, 2000, and incorporated herein by reference)

G-8 PGE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-5532-99, filed May 11, 2000, and incorporated herein by reference)

H-1     SPPC Gas System Retention Study*

I-1     Opinion of Salomon Smith Barney*

J-1     Proposed Form of Notice*

K-1     Sierra Pacific Indenture

        B.     FINANCIAL STATEMENTS.

FS-1 Sierra Pacific Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto), filed March 28, 2000, File No. 1-8788, and incorporated herein by reference)

FS-2 Sierra Pacific Consolidated Balance Sheet as of March 31, 2000 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-2 hereto), filed May 15, 2000, File No. 1-8788, and incorporated herein by reference)

FS-3 Sierra Pacific Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto), filed March 28, 2000, File No. 1-8788, and incorporated herein by reference)

FS-4 Sierra Pacific Consolidated Statement of Income for the 3 months ended March 31, 2000 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-2 hereto), filed May 15, 2000, File No. 1-8788, and incorporated herein by reference)

FS-5 PGE Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in PGE Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-7 hereto), filed March 3, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-6 PGE Consolidated Balance Sheet as of March 31, 2000 (previously filed with the Commission in PGE Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-8 hereto), filed May 11, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-7 PGE Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in PGE Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-7 hereto), filed March 3, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-8 PGE Consolidated Statement of Income for the 3 months ended March 31, 2000 (previously filed with the Commission in PGE Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-8 hereto), filed May 11, 2000, File No. 1-5532-99, and incorporated herein by reference)

FS-9    Pro Forma Combined Financial data for Sierra Pacific and PGE**


*Previously filed
**To be filed by amendment


ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS.

               The Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved Second, consummation of the Transaction will not result in changes in the operations of PGE or the subsidiaries of Sierra Pacific that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


                                 SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES:


By: /s/ William E. Peterson                        Date: 6/14/00
    --------------------------------                     -------

Name:   William E. Peterson

Title:  Senior Vice President, General Counsel and Corporate Secretary




Portland General Electric Company:


By: /s/ Alvin L. Alexanderson                      Date: 6/14/00
    -------------------------------------                -------

Name:   Alvin L. Alexanderson

Title:  Senior Vice President, General Counsel, Secretary